SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FIRST HALF OF FISCAL YEAR ENDING MARCH 31, 2006

On November 9, 2005, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations for the first half of the fiscal year ending March 31, 2006. Attached hereto is a copy of the press release, dated November 9, 2005, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the remainder of the fiscal year ending March 31, 2006. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation (the “Subsidiaries”), was prepared on the basis of accounting principles generally accepted in Japan. The financial information for the first half of the fiscal year ending March 31, 2006 in the attached press release is unaudited. The attached press release was issued for immediate release. The registrant expects to announce separately details of the financial information from the first half of the fiscal year ending March 31, 2006 of the registrant and its Subsidiaries, including notes thereto, in the near future. It also plans to file such future announcement promptly thereafter under separate cover of Form 6-K with the Securities and Exchange Commission.

The earnings projections by the registrant and its Subsidiaries for the fiscal year ending March 31, 2006 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s and its Subsidiaries’ actual results to differ materially from those set forth in the attachment.

The earnings projections included in this material are based on series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant and its Subsidiaries’ future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, and other changes in circumstances that could cause actual results to differ materially from these forecasts.

No assurance can be given that the registrant’s and its subsidiaries’ actual results will not vary significantly from the projected earnings.

The attached press releases is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Investor Relations Office
Department IV

Date: November 9, 2005

Consolidated Semi-annual Financial Results Release	November 9, 2005
For the Six Months Ended September 30, 2005	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo

Address of principal executive office: Tokyo, Japan

    (URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581

Date of meeting of the board of directors for approval of consolidated financial statements: November 9, 2005

Adoption of U.S. GAAP: Yes

1. Consolidated Financial Results for the Six Months Ended September 30, 2005 (April 1, 2005 - September 30, 2005)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income			Income (loss) before Income Taxes
Six months ended September 30, 2005	5,231,483	(1.7)%	763,383	(3.1)%		833,642	7.7%
Six months ended September 30, 2004	5,321,619	(1.7)%	787,827	(5.8)%		774,160	(2.4)%
Year ended March 31, 2005	10,805,868		1,211,201			1,723,312

	Net Income (loss)		Earnings (loss) per Share			Diluted Earnings per Share
Six months ended September 30, 2005	330,733	(4.0)%	22,338.87	(yen	)	— (yen)
Six months ended September 30, 2004	344,554	3.1%	21,889.00	(yen	)	— (yen)
Year ended March 31, 2005	710,184		45,891.26	(yen	)	— (yen)

Notes:	1. Equity in earnings (losses) of affiliated companies:
	For the six months ended September 30, 2005:	(19,720) million yen
	For the six months ended September 30, 2004:	2,473 million yen
	For the year ended March 31, 2005:	(8,985) million yen

2. Weighted average number of shares outstanding (consolidated):
	For the six months ended September 30, 2005:	14,805,270 shares
	For the six months ended September 30, 2004:	15,740,969 shares
	For the year ended March 31, 2005:	15,475,366 shares

3. Change in accounting policy: No

4. Percentages above represent changes from the corresponding previous semi-annual period.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
September 30, 2005	18,649,719	6,586,007	35.3%	476,472.06	(yen)
September 30, 2004	19,154,597	6,794,450	35.5%	431,648.30	(yen)
March 31, 2005	19,098,584	6,768,603	35.4%	453,059.74	(yen)

Note:	Number of shares outstanding at end of period (consolidated):	September 30, 2005:	13,822,441 shares
		September 30, 2004:	15,740,708 shares
		March 31, 2005:	14,939,758 shares

(3) Consolidated Cash Flows	(Millions of yen)
	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents at End of Period
Six months ended September 30, 2005	1,599,530	(1,210,675)	(637,897)	1,138,281
Six months ended September 30, 2004	1,271,510	(1,034,615)	(222,791)	1,447,958
Year ended March 31, 2005	2,829,813	(1,768,361)	(1,111,963)	1,381,959

(4)	Number of Consolidated Subsidiaries and Affiliated Companies

Accounted for Under the Equity Method

The number of consolidated subsidiaries:	414
The number of unconsolidated subsidiaries accounted for under the equity method:	4
The number of affiliated companies accounted for under the equity method:	97

(5)	Changes of Reporting Entities

The number of consolidated subsidiaries added:	61
The number of consolidated subsidiaries removed:	44
The number of companies accounted for under the equity method added:	5
The number of companies accounted for under the equity method removed	49

2. Consolidated Financial Results Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

	(Millions of yen)
	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2006	10,705,000	1,255,000	525,000

(Reference)	Expected earnings per share (Fiscal year ending March 31, 2006): 37, 981.71 yen

Note: With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 20.

1. STATUS OF THE NTT CORPORATE GROUP

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group) cover regional communications, long distance and international communications, mobile communications, and data communications.

The businesses of the consolidated subsidiaries of NTT and their respective positions in the NTT Group are as follows:

NTT DoCoMo, Inc. (NTT DoCoMo), NTT DATA Corporation (NTT DATA) and NTT URBAN DEVELOPMENT CORPORATION (NTTUD), three consolidated subsidiaries of NTT, are listed on the First Section of the Tokyo Stock Exchange.

(1) Regional Communications Business

The principal elements in this business is intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), Plala Networks Inc., NTT VIETNAM CORPORATION, NTT DIRECTORY SERVICES Co., NTT INFRASTRUCTURE NETWORK CORPORATION, NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION, NTT BUSINESS INFORMATION SERVICE, INC, AIREC ENGINEERING CORPORATION, NTT NEOMEIT KANSAI CORPORATION, NTT-ME CORPORATION, NTT CARD SOLUTION Inc., NTT Solco Corporation, NTT EAST – TOKYOMINAMI CORPORATION, NTT MARKETING ACT KANSAI CORPORATION, and 88 other companies.

(2) Long Distance and International Communications Business

The principal elements in this business are inter-prefectural communications services, international communications services, and related ancillary services pertaining to inter-prefectural communications services and international communications services.

The consolidated subsidiaries in the long distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), Verio Inc., NTT America, Inc., NTT AUSTRALIA PTY. LTD., NTT Europe Limited, Milletechno, Inc., HKNet Company Limited, NTT MSC SDN BHD, NTT PC Communications Incorporated, NTT COM ASIA LIMITED, NTT SINGAPORE PTE. LTD., NTT Communications (Thailand) Co., Ltd., NTT WORLD ENGINEERING MARINE CORPORATION, PT. NTT Indonesia, NTT Taiwan Ltd., NTT KOREA Co., Ltd., NTT do Brasil Telecomunicações Ltda., NTT NaviSpace Corporation, and 25 other companies.

(3) Mobile Communications Business

The principal elements in this business are mobile telephone services, PHS services, and related ancillary services.

The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., DoCoMo Businessnet, Inc., and 82 other companies.

(4) Data Communications Business

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications business are NTT DATA CORPORATION, NTT DATA SYSTEMS CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA SYSTEM SERVICE CORPORATION, NTT DATA TECHNOLOGY CORPORATION, NTT DATA CREATION CORPORATION, NTT DATA FINANCIAL CORPORATION, NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC., NTT DATA MANAGEMENT SERVICE CORPORATION, NTT DATA TOKYO SMS CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA INTERNATIONAL L.L.C., and 67 other companies.

(5) Other Business

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Other consolidated subsidiaries of NTT are NTT URBAN DEVELOPMENT CORPORATION, NTT COMWARE CORPORATION, NTT Resonant Inc., NTT FACILITIES, INC., NTT BUSINESS ASSOCIE Corporation, NTT LEASING CO., LTD., NTT ADVANCED TECHNOLOGY CORPORATION, NTT LOGISCO Inc., NTT INTERNET INC., NTT Electronics Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT Software Corporation, NTT ADVERTISING, INC., NTT BUSINESS ASSOCIE TOKYO Co. Ltd., and 75 other companies.

Group organizational chart appears on the following page.

ORGANIZATIONAL CHART OF THE NTT GROUP

Customer
Regional Communications Businesses
NTT East
NTT West
<Regional Communications Support Group>
Regional Communications Related Businesses
NTT EAST-TOKYOMINAMI CORPORATION
NTT-ME CORPORATION
NTT MARKETING ACT CORPORATION
NTT MARKETING ACT KANSAI CORPORATION
NTT NEOMEIT CORPORATION
NTT NEOMEIT KANSAI CORPORATION
Engineering Businesses
NTT INFRASTRUCTURE NETWORK CORPORATION
AIREC ENGINEERING CORPORATION
Telephone Directory Businesses
NTT DIRECTORY SERVICES Co.
NTT BUSINESS INFORMATION SERVICE, INC
Telemarketing Businesses
NTT Solco Corporation
Internet Related Businesses
Plala Networks Inc.
Others
NTT CARD SOLUTION Inc.
and others
Long Distance and International Communications Businesses
NTT Communications
<International companies>
NTT America, Inc.
NTT AUSTRALIA PTY. LTD.
NTT Europe Limited
NTT MSC SDN BHD
NTT COM ASIA LIMITED
NTT Communications (Thailand) Co., Ltd.
NTT Taiwan Ltd.
NTT do Brasil Telecomunicações Ltda.
NTT Korea Co., Ltd.
PT. NTT Indonesia
<Long Distance and International Communications Support Group>
Internet Related Businesses
NTT PC Communications Incorporated
NTT NaviSpace Corporation
Others
Verio Inc.
NTT WORLD ENGINEERING MARINE CORPORATION
and others
Mobile Communications Businesses
NTT DoCoMo
NTT DoCoMo Hokkaido, Inc.
NTT DoCoMo Tohoku, Inc.
NTT DoCoMo Tokai, Inc.
NTT DoCoMo Hokuriku, Inc.
NTT DoCoMo Kansai, Inc.
NTT DoCoMo Chugoku, Inc.
NTT DoCoMo Shikoku, Inc.
NTT DoCoMo Kyushu, Inc.
<Mobile Communications Support Group>
DoCoMo Service Inc.
DoCoMo Engineering Inc.
DoCoMo Mobile Inc.
DoCoMo Support Inc.
DoCoMo Systems, Inc.
DoCoMo Sentsu, Inc.
DoCoMo Technology, Inc.
DoCoMo Businessnet, Inc.
and others
Data Communications Businesses
NTT DATA
<Data Communications Support Group>
System Integration Services
NTT DATA SYSTEMS CORPORATION
NTT DATA SYSTEM TECHNOLOGIES INC.
NTT DATA SYSTEM SERVICE CORPORATION
NTT DATA TECHNOLOGY CORPORATION
NTT DATA CREATION CORPORATION
Network System Services
NTT DATA FINANCIAL CORPORATION
Others
NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC.
NTT DATA MANAGEMENT SERVICE CORPORATION
NTT DATA TOKYO SMS CORPORATION
NTT DATA CUSTOMER SERVICE CORPORATION
NTT DATA INTERNATIONAL L.L.C.
and others
Other Businesses
SI and Information Processing Businesses
NTT COMWARE CORPORATION
NTT INTERNET INC.
Advanced Technology Development Businesses
NTT Electronics Corporation
NTT ADVANCED TECHNOLOGY CORPORATION
NTT Software Corporation
Internet Related Businesses
NTT Resonant Inc.
Engineering Businesses
NTT FACILITIES, INC.
Financing Businesses
NTT LEASING CO., LTD.
Real Estate Businesses
NTT URBAN DEVELOPMENT CORPORATION
Administrative Service Businesses
NTT BUSINESS ASSOCIE Corporation
NTT BUSINESS ASSOCIE TOKYO Co. Ltd.
Others
NTT LOGISCO Inc.
NTT ADVERTISING, INC.
NTT LEARNING SYSTEMS CORPORATION
and others
NIPPON TELEGRAPH AND TELEPHONE CORPORATION

2. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy

The accelerated growth of the information and communications market has spurred greater diversity and complexity in customer demands. In order to meet such customer needs, NTT will undertake to achieve the following three management objectives.

a) Use the combined strengths of NTT to actively build the ubiquitous broadband market and help achieve the e-Japan Strategy and the u-Japan Initiative.

b) Build a safe, secure, and convenient communications network environment and broadband access infrastructure, while achieving a seamless migration from fixed line to IP telephony services and from metal wire systems to optical fiber.

c) Strive to increase corporate value and achieve sustained growth.

(2) Basic Principle concerning Profit Allocation

NTT believes it is critically important to reinforce its financial standing and to serve the best interests of its shareholders over the long run. As such, NTT has adopted as its basic principle the payment of stable dividends with due regard to overall operating trends and financial situation while acting to secure necessary levels of internal reserves.

While utilizing its internal reserves for strengthening its financial standing, NTT intends to repurchase its own shares in order to implement a capital policy that takes into account the supply and demand conditions of NTT’s shares.

(3) Basic Principle and Policies concerning Reduction of Minimum Trading Lots for Shares

The reduction of minimum trading lots for shares is believed to expand the scope of investors. NTT will decide on this matter while taking into account such factors as shareholder composition, liquidity, and the cost of such measures.

(4) Basic Approach to Corporate Governance and Status of Corporate Governance Policy Implementation

NTT recognizes corporate governance as an important management issue in its practical implementation of shareholder-oriented management. NTT is striving to enhance its corporate governance, centered around its Board of Directors and Board of Auditors system.

a) Description of corporate organization

NTT has formed a Board of Directors with 12 members, including two outside directors. In principle, this Board of Directors meets once per month to make decisions and report on important management issues. The inclusion of outside directors with independent status as members of the Board of Directors acts to bolster capabilities for overseeing the fairness of business transactions.

With regard to matters concerning the appointment and compensation of directors, in order to improve objectiveness and transparency, NTT has established the Appointment and Compensation Council, a group of four directors, including two outside directors. The Appointment and Compensation Council deliberates on matters concerning the appointment and compensation of directors before the board of directors’ meetings in which final determinations of such matters are made.

NTT applies the corporate auditor scheme and has a Board of Auditors with five members, including two outside auditors. Members of the Board of Auditors attend meetings of the Board of Directors and other important management meetings, implement appropriate auditing of NTT’s business transactions, and have a full-time organization and staff for these purposes. They also conduct audits in coordination with the corporate auditors of NTT subsidiaries.

In addiction, NTT institutes various meetings and forms committees as necessary for the promotion of effective group-level management in keeping with its status as a holding company with general control and coordination responsibilities for the NTT Group. To this end, these meetings and committees engage in ad-hoc discussion of key issues concerning management on both the corporate and group levels, and thereby assist appropriate decision-making.

b) Preparation of the internal control system and risk management scheme

In accordance with the Internal Control—Integrated Framework advocated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), NTT assesses the preparation and operation of internal controls for the NTT Group as a whole, executes audit reviews to assure the correctness of these controls, and performs a supervisory function with respect to high-risk items common to all Group companies.

Given the huge influence of the NTT Group on Japanese society at large, NTT recognizes that it must not only strictly observe all laws and regulations, but also conduct its business with the highest sense of ethics. Accordingly, NTT adheres to rigorous corporate ethics standards. More specifically, it drafted an “NTT Group Corporate Ethics Charter” and instituted not only an internal system for related reporting and consultation but also an external reporting system utilizing the services of attorneys. While working to create a corporate climate marked by a high degree of transparency and openness through such steps, NTT is also making continuous efforts to expand and strengthen educational activities and internal checks.

In addition, NTT is developing appropriate management of business risks in a rapidly changing business climate. To this end, NTT is establishing schemes for provision against natural disasters, accidents, and other large-scale risks that may adversely affect the entire Group, as well as for risk prevention, advance preparations for occurrence of risks, and sure and prompt response in the event that risks materialize.

c) Status of internal audit and corporate auditors’ audit

The Board of Auditors of NTT has four staff members. They audit the execution of the directors’ duties as the need arises, under the instruction of corporate auditors. The audit staff also strives to enhance NTT’s auditing system by constantly sharing information on audit plans and results with independent auditors. For the internal auditing process, NTT has implemented the internal control system and risk management scheme as mentioned above.

In addition, in order to respond to requirements both from Japan and overseas to further strengthen corporate governance, on May 12, 2005 NTT revised its organization structure including through the establishment of an “Internal Audit Office” with a full-time internal audit staff.

d) Status of independent auditor’s audit

NTT has contracted with ChuoAoyama PricewaterhouseCoopers and KPMG AZSA & Co. as independent auditors. The names of the certified public accountants (CPAs) who conduct the audit services are as follows:

ChuoAoyama PricewaterhouseCoopers:

Akio Okuyama, Toshio Kinoshita, Yasushi Hamada,

KPMG AZSA & Co.:

Masanori Sato, Hideki Amano, Takuji Kanai

*	Each of the above CPAs’ length of audit services has not exceeded 5 years.

The numbers of staff members who support the audit activities are as follows:

ChuoAoyama PricewaterhouseCoopers:

12 CPAs, 4 assistant CPAs, and other 1 staff member

KPMG AZSA & Co.:

7 CPAs, 2 assistant CPAs, and other 2 staff members

(5) Matters concerning the parent company

NTT has no parent company.

3. BUSINESS RESULTS AND FINANCIAL CONDITIONS

(1) Business Results

During the half-year ended September 30, 2005, the Japanese economy continued on a gradual path to recovery with the expansion of capital investment, improvement of employment conditions on a wider scale, and the gradual personal consumption.

In the telecommunications market, great changes are taking place in the telecommunications market environment due to such factors as the development of broadband communications that enable the high-speed transmission of large-volume data and the advancement of ubiquitous networks - the ability to send and receive a wide range of information anytime and anywhere. In the rapidly expanding broadband market, the spread of fiber optics access services accelerated and the trend of higher growth in the number of subscriptions compared to ADSL became more prevalent during the period under review. In the mobile communications market, while growth in the overall number of subscriptions has slowed, competition for rates and services have become more severe with the development of the shift from second-generation to third-generation mobile communications services. In the shrinking conventional fixed-line market, the full-scale entry of other common carriers providing direct subscriber telephone services has resulted in even more intense competition of overall communications charges, including basic monthly charges. At the same time, there is an ongoing trend toward linking communications networks with intelligent consumer appliances, fixed-line with mobile telecommunications, and telecommunications with broadcasting (represented by the IP (Internet protocol)-based multi-channel TV broadcasting).

Amid these conditions, aiming at the rapid realization of the NTT Group’s Medium-Term Management Strategy, announced in November 2004, the NTT Group has strengthened its organizational structure by establishing in its holding company the Corporate Management Strategy Division, which reports directly to the president, as well as the Next Generation Network Promotion Office and the Business Process Innovation Office.

As specific measures to promote its business, the NTT Group made concerted efforts to increase sales of ultra high-speed fiber optics services, which are superior in interactivity and stability. The steps that were taken include expanding its range of IP telephony services that provide the same high voice quality as fixed-line telephones, conducting active sales campaigns, and further upgrading video services. To maintain and increase the number of subscribers to the third-generation FOMA mobile communications service, the NTT Group has expanded and upgraded its handset services and functions, and proactively conducted sales promotion campaigns to coincide with the receipt of orders for new rate discount offers. Furthermore, in an effort to integrate fixed and mobile communications, the NTT Group augmented its solutions services by providing wireless LAN-compatible FOMA handsets that can be used in the office as high-quality IP telephones and outside the office as mobile phones. Regarding public wireless LAN services, which enable high-speed Internet communications via access points, the NTT Group has aimed at offering mutual roaming services by Group companies and integrating base stations for shared use of equipment, in order to improve customer convenience and operational efficiency.

As a result of these activities, for the half-year ended September 30, 2005, NTT Group’s consolidated operating revenues amounted to 5,231.5 billion yen (a decrease of 1.7% compared with the same period last year), while income before income taxes amounted to 833.6 billion yen (an increase of 7.7% compared with the same period last year). Consolidated net income for the same period was 330.7 billion yen (a decrease of 4.0% compared with the same period last year).

NTT DoCoMo publicly repurchased 1,506,000 of its own shares from NTT during the period under review at a total cost of 249,996 million yen. As a result, NTT’s ownership ratio of NTT DoCoMo voting shares decreased from 63.0% to 62.0% as of September 30, 2005.

The business results of Nippon Telegraph and Telephone Corporation (Holding Company) and the principal companies of the NTT Group during the half-year ended September 30, 2005 were as follows.

Nippon Telegraph and Telephone Corporation (Holding Company)

With the active participation of Group companies, NTT has promoted various measures to realize the NTT Group’s Medium-Term Management Strategy. As a result, it has received total payments of 10.1 billion yen (a decrease of 3.1% compared with the same period last year) from the Group companies during the period under review. With regard to R&D, NTT has implemented a “comprehensive production function” program for planning and promoting the commercialization of basic technologies, and has been involved in a wide range of R&D projects that support the Group’s efforts toward the achievement of the Medium-Term Management Strategy. Specific projects include developing fiber-optic cords that can be bent, folded and tied, and connected to equipment easily. Activities such as these have enabled the company to earn 63.4 billion yen (a decrease of 8.9% compared with the same period last year) in basic research and development revenues. In addition, NTT earned a total of 110.3 billion yen in dividend income from its Group companies (a decrease of 2.7% compared with the same period last year).

As a result of these activities, NTT’s operating revenues for the half-year ended September 30, 2005 amounted to 192.3 billion yen (a decrease of 3.9% compared with the same period last year) and recurring profit amounted to 118.6 billion yen (a decrease of 5.4% compared with the same period last year). Its net income amounted to 339.6 billion yen (a decrease of 16.9% compared with the same period last year) due to the registering of revenues from the sale of NTT DoCoMo shares as special profits of 249.3 billion yen.

Additionally, in accordance with a resolution passed at NTT’s 20th General Shareholders’ Meeting held on June 28, 2005 authorizing NTT to repurchase up to 1.25 million shares of its own common stock at a cost of up to 600.0 billion yen, NTT repurchased 1,116,743 of its own shares at a cost of 539,386.86 million yen.

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation

During the period under review, NTT East and NTT West continued to improve managerial efficiency, while working vigorously to expand their broadband services and build a solid revenue base in order to address tougher competition in the fixed-line market.

In the field of broadband service, NTT East and NTT West have been actively engaged in sales promotion efforts. Examples include expanding the range of the “Hikari Denwa” IP telephony service, which provides the same high voice quality as fixed telephone lines cost efficiently; promoting sales campaigns oriented toward apartment dwellers; and offering limited-time discounts. The companies have also cooperated with content providers to offer a range of attractive video content in an effort to increase convenience of fiber-optic access services. With respect to meeting diversified needs of corporate customers, NTT East and NTT West launched the sale of wireless LAN-compatible mobile IP telephone handsets that can be used in the “Hikari Denwa Business Type” service.

In an effort to deal with severe competition in the existing fixed telephony services, NTT East and NTT West offered discounts on basic charges (connection fees) to subscribers who have multiple telephone lines under a single billing address.

With regard to further increasing operational efficiency, NTT East and NTT West have both continued to promote structural reforms and implemented thorough cost reduction measures. Specifically, NTT East integrated its three outsourcing subsidiaries (those responsible for sales, facilities and common back-office functions)* located in each prefecture or region into a single prefectural outsourcing subsidiary.

Despite these managerial efforts made under difficult business conditions such as a shrinking fixed-line market and intensified competition, the operating revenues at NTT East amounted to 1,049.9 billion yen, (a decrease of 2.0% compared with the same period last year) and the operating revenues at NTT West amounted to 1,005.0 billion yen (a decrease of 2.4% compared with the same period last year).

NTT Communications Corporation

During the period under review, NTT Com has been making vigorous efforts to achieve its business vision of becoming a “Global IP Solution Company,” and developing its IP services and solutions business to attract as many domestic and global customers as possible.

For corporate clients, NTT Com has advanced the global development of its IP services. One of the initiatives taken was the launch of “Global Super Link,” a high-bandwidth VPN service offered over the NTT Com’s global IP network. Designed to meet the needs of multinational corporations fostering global collaboration in product development and design, this service ensures high-quality, secure and cost-effective communication among geographically dispersed locations. NTT Com also began providing the “Customer Connect” service, which helps corporate clients to easily set up customer centers that respond to inquiries made by fixed telephone, IP telephone or e-mail, or over the Internet without requiring them to install large-scale equipment.

For individual clients, NTT Com has worked hard to further increase customer convenience by offering on a full-scale basis the “OCN Hikari with FLET’S,” an IP telephone service compatible with the “OCN B FLET’S” service, and launched a new service enabling connection of “.Phone Personal” IP videophones and FOMA videophones.

For existing fixed-line services, NTT Com has been providing “PL@TINUM LINE” and other rate discount services to address increased competition.

As a result of these measures, NTT Com’s operating revenues for the half-year ended September 30, 2005, was 547.8 billion yen (an increase of 4.3% compared with the same period last year).

NTT DATA Corporation

During the period under review, NTT DATA has set its sights on providing systems integration services that help raise customer value, in order to become “number one in customer satisfaction.” With that in mind, the company continued to adopt policies designed to improve its basic organizational fitness and promote growth.

With regard to improving basic organizational fitness, NTT DATA has taken steps to boost system-integration competitiveness. Specific measures include enhancing and stabilizing the R&D process and accumulating business know-how to reduce costs and improve cost competitiveness, as well as acquiring international certifications on project management. In an effort to expand its enterprise systems business and explore potential customers, NTT DATA formed a capital alliance with companies in the logistics, retail, and food-service industries to exploit their highly specialized industry know-how.

Concerning strategies for growth, as part of its efforts to develop innovative solutions and services, NTT DATA, jointly developed with its customers, an inventory control system for automotive molded products, which allows users to read data of each product piled up in warehouses using RFID tag technologies. Other actions taken include concluding an agreement with several IT solutions companies on joint development of a highly extensive and flexible next-generation mission-critical system for financial institutions. This agreement gave NTT DATA an advantage to use its proprietary basic technologies. In these and other ways, the company has been actively involved in developing and improving infrastructure for the next-generation mission-critical systems.

As a result of these efforts, NTT DATA’s consolidated operating revenues for the half-year under review amounted to 389.6 billion yen (an increase of 2.0% compared with the same period last year).

NTT DoCoMo, Inc.

During the period under review, NTT DoCoMo has focused on increasing the number of FOMA subscribers by enhancing its lineup of handsets in the “FOMA901iS” series, compatible with the “i-mode FeliCa” function that enables users to make electronic payments, as well as of handsets in the “FOMA M1000” series, compatible with wireless LAN communications and with global roaming services that allow users to make phone calls and transmit data from abroad. These efforts were further reinforced by the expansion of FOMA service areas to make the service more available in the buildings and underground malls.

With respect to the “i-mode” service, NTT DoCoMo has been promoting the widespread use of the service and formed a business alliance with global mobile carriers to expand the international “i-mode” services, with a view to increasing its sources of revenue. During the period under review, the company initiated the “i-channel” news and information service that allows subscribers to automatically receive various content delivered to the phone’s standby screen. In Israel and Russia, the mobile phone operators, with which NTT DoCoMo has formed an alliance, launched “i-mode” services in their respective countries.

NTT DoCoMo has also worked to provide more convenient services to customers through such efforts as the introduction of a user-friendly rate plan and the “New Ichinen Waribiki” yearly discount plan designed to offer preferential services to long-time users.

Through these and other management initiatives, NTT DoCoMo was able to limit the effect of a severe economic environment characterized by intensified competition in rates and services, consolidated operating revenues amounting to 2,373.5 billion yen for the period under review (a decrease of 3.2% compared with the same period last year).

(2) Financial Conditions

Cash flows provided by operating activities for the current half-year amounted to 1,599.5 billion yen (an increase of 328.0 billion yen, or 25.8% compared with the same period last year) resulting from net income and depreciation and amortization costs. The increase in cash flows was mainly due to a decrease in cash paid for income taxes, net.

Cash flows used in investing activities amounted to 1,210.7 billion yen (an increase of 176.1 billion yen, or 17.0% compared with the same period last year) due to acquisition of property, plant, and equipment. Some of the factors causing the increase in cash outflow were an increase in long-term investment expenditures following the NTT DoCoMo’s acquisition of shares in Sumitomo Mitsui Card Company, Limited, and an increase in short-term investment expenditures made for efficient fund management.

Cash flows used in financing activities reached 637.9 billion yen resulting from the repurchase of its own shares (an increase of 415.1 billion yen, or 186.3% compared with the same period last year). Some of the factors causing the increase in cash outflow were a decrease in the amount of repayments of long-term loans and an increase in expenses arising from the repurchase of its own shares, among other factors. In the previous fiscal year, NTT recorded expenses of 366.5 billion yen used in the repurchase of its own shares conducted in the third quarter.

As a result, cash and cash equivalents at the end of the current half-year decreased by 243.7 billion yen (17.6%), to 1,138.3 billion yen.

(3) Projections for the Full Fiscal Year (Ending March 31, 2006)

While we must keep in mind trends in the global economy and how fluctuations in crude oil prices can affect the economies of Japan and other countries, it seems likely that the Japanese economy will continue to recover, driven by private domestic demand.

In the telecommunications market, where efforts toward ubiquitous broadband networking have been accelerating, further development is expected with the emergence of network-connected intelligent consumer appliances; fixed-mobile convergence (FMC) services; services integrating telecommunications and broadcasting; “triple play” services combining the Internet, telephone and broadcasting services; and “quadruple play” (also known as “grand slam”) services combining mobile services with triple play services. Under such market circumstances, it is likely that new players will continue to enter into the telecommunications market while also increasing alliances among companies from different industries, leading to even more severe competition. Against this backdrop, NTT considers it far more important to accurately assess diversifying consumer needs and take appropriate measures.

Amid these conditions, we have put together a roadmap for building the next-generation network and developing ubiquitous broadband services to implement the “NTT Group’s Medium-Term Management Strategy,” which NTT Group announced in November 2004.

With this roadmap, we will create a network environment that provides a ubiquitous broadband service that is fast and convenient, safe and secure, and offers connectivity anytime and anywhere – so that our customers can easily and conveniently access our various application services. We believe this will help create a rich communications environment for individuals as well as for communities, make corporate activities more efficient, and generate new business opportunities.

Our intention is to build an open next-generation network that a variety of players outside the NTT Group can use to pioneer and develop a variety of services and business models. At the same time, we plan to actively move ahead with alliances with these players in a wide range of forms. Through such initiatives, we continue to maximize the Group’s corporate value by making a contribution toward achieving the goals of the e-Japan Strategy and u-Japan Policy, so that Japan may have an energetic aging society in which the social problems Japan faces today, such as the decreasing birthrate and rapidly aging population, issues of nursing and medical care, employment mismatch, crime and disaster prevention, and energy.

NTT’s consolidated projections for the full fiscal year ending March 31, 2006 are as follows. Operating revenues are projected to reach 10,705.0 billion yen (a decrease of 0.9% compared with the previous year). Consolidated income before income taxes is projected to amount to 1,255.0 billion yen (a decrease of 27.2% compared with the previous year), while consolidated net income is expected to reach 525.0 billion yen (a decrease of 26.1% compared with the previous year).

NTT expects to offer dividends of 6,000 yen per share of common stock for the full fiscal year ending March 31, 2006.

[NOTE]

The forward-looking statements and projected figures on the future performance of NTT contained in this financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this report.

4. Consolidated Balance Sheets

	(Millions of yen)
	March 31, 2005	September 30, 2005	Increase (Decrease)
ASSETS

Current assets:
Cash and cash equivalents	1,381,959	1,138,281	(243,678)
Short-term investments	264,455	313,124	48,669
Notes and accounts receivable, trade	1,846,176	1,613,175	(233,001)
Allowance for doubtful accounts	(35,912)	(37,561)	(1,649)
Inventories	284,826	342,196	57,370
Prepaid expenses and other current assets	453,173	414,311	(38,862)
Deferred income taxes	321,936	266,295	(55,641)
Total current assets	4,516,613	4,049,821	(466,792)

Property, plant and equipment:
Telecommunications equipment	13,945,449	14,208,168	262,719
Telecommunications service lines	12,865,704	12,989,043	123,339
Buildings and structures	5,602,881	5,632,761	29,880
Machinery, vessels and tools	1, 918,728	1,935,152	16,424
Land	837,103	846,711	9,608
Construction in progress	258,455	348,443	89,988
Accumulated depreciation	(24,947,768)	(25,501,395)	(553,627)
Total property, plant and equipment	10,480,552	10,458,883	(21,669)

Investments and other assets:
Investments in affiliated companies	178,033	241,689	63,656
Marketable securities and other investments	438,159	466,270	28,111
Goodwill, net	320,536	333,033	12,497
Other intangibles, net	1,329,631	1, 322,392	(7,239)
Other assets	707,543	702,146	(5,397)
Deferred income taxes	1,127,517	1,075,485	(52,032)
Total investments and other assets	4,101,419	4,141,015	39,596

TOTAL ASSETS	19,098,584	18,649,719	(448,865)

	(Millions of yen)
	March 31, 2005	September 30, 2005	Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	422,886	564,722	141,836
Current portion of long-term debt	779,198	976,305	197,107
Accounts payable, trade	1,465,229	1,030,244	(434,985)
Account payroll	493,935	384,255	(109,680)
Accrued interest	18,200	13,486	(4,714)
Accrued taxes on income	115,084	200,342	85,258
Accrued consumption tax	16,034	33,565	17,531
Advances received	67,389	81,750	14,361
Other	301,624	393,944	92,320
Total current liabilities	3,679,579	3,678,613	(966)

Long-term liabilities:
Long-term debt	4,323,751	4,087,072	(236,679)
Obligations under capital leases	187,845	113,833	(74,012)
Liability for employees’ severance payments	1,861,073	1,860,718	(355)
Other	548,464	531,004	(17,460)
Total long-term liabilities	6,921, 133	6,592,627	(328,506)
Minority interest in consolidated subsidiaries	1,729,269	1,792,472	63,203

Shareholders’ equity
Common stock	937,950	937,950	—
Additional paid-in capital	2,799,828	2,841,100	41,272
Retained earnings	3,334,866	3,620,780	285,914
Accumulated other comprehensive income (loss)	63,066	92,947	29,881
Treasury stock, at cost	(367,107)	(906,770)	(539,663)
Total shareholders’ equity	6,768,603	6,586,007	(182,596)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,098,584	18,649,719	(448,865)

5. Consolidated Statements of Income

	(Millions of yen)
	Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Operating revenues:
Fixed voice related services	1,800,977	1,701,200	(99,777)	3,578,092
Mobile voice related services	1,614,945	1,580,627	(34,318)	3,216,107
IP/packet communications services	876,012	947,472	71,460	1,772,737
Sale of telecommunications equipment	353,824	283,721	(70,103)	688,083
System integration	388,101	402,884	14,783	910,273
Other	287,760	315,579	27,819	640,576
Total operating revenues	5,321,619	5,231,483	(90,136)	10,805,868

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,092,651	1,063,389	(29,262)	2,349,151
Cost of equipment sold (exclusive of items shown separately below)	622,036	573,731	(48,305)	1,260,252
Cost of system integration (exclusive of items shown separately below)	241,327	247,553	6,226	592,035
Depreciation and amortization	1,052,720	1,023,598	(29,122)	2,141,720
Impairment loss	—	3,434	3,434	44,310
Selling, general and administrative expenses	1,525,058	1,556,395	31,337	3,207,199
Total operating expenses	4,533,792	4,468,100	(65,692)	9,594,667

Operating income	787,827	763,383	(24,444)	1,211,201

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(48,889)	(37,829)	11,060	(93,966)
Interest income	12,535	15,822	3,287	26,288
Gains on sales of subsidiary stocks	—	—	—	26,984
Gains on sales of investments in affiliated company	—	61,962	61,962	508,492
Others, net	22,687	30,304	7,617	44,313
Total other income (expenses):	(13,667)	70,259	83,926	512,111

Income (loss) before income taxes	774,160	833,642	59,482	1,723,312
Income tax expense (benefit):	304,068	334,851	30,783	713,918
Current	201,507	197,480	(4,027)	233,060
Deferred	102,561	137,371	34,810	480,858
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	470,092	498,791	28,699	1,009,394
Minority interest in consolidated subsidiaries	128,011	148,338	20,327	290,225
Equity in earnings (losses) of affiliated companies	2,473	(19,720)	(22,193)	(8,985)
Net income (loss)	344,554	330,733	(13,821)	710,184

6. Consolidated Statements of Shareholders’ Equity

	(Millions of yen)
	Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Common stock:
At beginning of period	937,950	937,950	—	937,950
At end of period	937,950	937,950	—	937,950

Additional paid-in capital:
At beginning of period	2,722,092	2,799,828	77,736	2,722,092
Increase in interest of investee	59,295	41,272	(18,023)	77,736
At end of period	2,781,387	2,841,100	59,713	2,799,828

Retained earnings:
At beginning of period	2,710,805	3,334,866	624,061	2,710,805
Appropriations
- Cash dividends	(39,354)	(44,819)	(5,465)	(39,353)
Interim distribution
- Cash dividends	—	—	—	(47,222)
Net income (loss)	344,554	330,733	(13,821)	710,184
Other	452	—	(452)	452
At end of period	3,016,457	3,620,780	604,323	3,334,866

Accumulated other comprehensive income (loss):
At beginning of period	27,129	63,066	35,937	27,129
Other comprehensive income (loss)	31,802	29,881	(1,921)	35,937
At end of period	58,931	92,947	34,016	63,066

Treasury stock, at cost
At beginning of period	(4)	(367,107)	(367,103)	(4)
Net change in treasury stock	(271)	(539,663)	(539,392)	(367,103)
At end of period	(275)	(906,770)	(906,495)	(367,107)

Shareholders’ equity at end of period	6,794,450	6,586,007	(208,443)	6,768,603

Summary of total comprehensive income (loss):
Net income (loss)	344,554	330,733	(13,821)	710,184
Other comprehensive income (loss)	31,802	29,881	(1,921)	35,937
Comprehensive income (loss)	376,356	360,614	(15,742)	746,121

7. Consolidated Statements of Cash Flows

		(Millions of yen)
		Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Year ended March 31, 2005
I	Cash flows from operating activities:
	Net income (loss)	344,554	330,733	(13,821)	710,184
	Adjustments to reconcile net income (loss) to net cash provided by operating activities-
	Depreciation and amortization	1,052,720	1,023,598	(29,122)	2,141,720
	Impairment loss	—	3,434	3,434	44,310
	Deferred taxes	102,561	137,371	34,810	480,858
	Minority interest in consolidated subsidiaries	128,011	148,838	20,327	290,225
	Loss on disposal of property, plant and equipment	72,167	42,817	(29,350)	186,674
	Gains on sales of subsidiary stocks	—	—	—	(26,984)
	Gains on sales of investments in affiliated company	—	(61,962)	(61,962)	(508,492)
	Equity in (earnings) losses of affiliated companies	(2,473)	19,720	22,193	8,985
	(Increase) decrease in notes and accounts receivable, trade	187,401	238,197	50,796	(37,130)
	(Increase) decrease in inventories	(67,751)	(57,288)	10,463	(46,771)
	(Increase) decrease in other current assets	(24,609)	37,894	62,503	(66,897)
	Increase (decrease) in accounts payable, trade and accrued payroll	(398,277)	(398,689)	(412)	29,595
	Increase (decrease) in accrued consumption tax	(22,994)	17,391	40,385	(35,483)
	Increase (decrease) in accrued interest	(2,577)	(4,997)	(2,420)	(782)
	Increase (decrease) in advances received	9,492	13,880	4,388	8,292
	Increase (decrease) in accrued taxes on income	(107,823)	85,222	193,045	(231,037)
	Increase (decrease) in other current liabilities	39,930	55,555	15,625	65,114
	Increase (decrease) in liability for employees’ severance payments, net of deferred pension costs	9,434	1,517	(7,917)	(95,606)
	Increase (decrease) in other long-term liabilities	(22,069)	(13,644)	8,425	(49,903)
	Other	(26,187)	(19,557)	6,630	(37,059)

	Net cash provided by operating activities	1,271,510	1,599,530	328,020	2,829,813

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(873,972)	(909,901)	(35,929)	(1,610,991)
	Proceeds from sale of property, plant and equipment	25,046	12,823	(12,223)	54,095
	Payments for purchase of non-current investments	(5,587)	(114,940)	(109,353)	(195,892)
	Proceeds from sale of non-current investments	32,937	38,130	5,193	776,369
	Payments for purchase of short-term investments	—	(250,344)	(250,344)	(361,850)
	Proceeds from redemption of short-term investments	—	201,065	201,065	113,576
	Acquisition of intangible and other assets	(213,039)	(187,508)	25,531	(543,668)

	Net cash used in investing activities	(1,034,615)	(1,210,675)	(176,060)	(1,768,361)

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	195,200	194,416	(784)	343,814
	Payments for settlement of long-term debt	(342,805)	(249,382)	93,423	(893,682)
	Dividends paid	(39,354)	(44,819)	(5,465)	(86,575)
	Payments to acquire treasury stock	(271)	(539,663)	(539,392)	(367,103)
	Payments for acquisition of subsidiary stocks from minority shareholders	(20,804)	(22,321)	(1,517)	(105,363)
	Net increase (decrease) in short-term borrowings and other	(14,757)	23,872	38,629	(3,054)

	Net cash provided by (used in) financing activities	(222,791)	(637,897)	(415,106)	(1,111,963)

IV	Effect of exchange rate changes on cash and cash equivalents	2,433	5,364	2,931	1,049

V	Net increase (decrease) in cash and cash equivalents	16,537	(243,678)	(260,215)	(49,462)

VI	Cash and cash equivalents at beginning of period	1,431,421	1,381,959	(49,462)	1,431,421

VII	Cash and cash equivalents at end of period	1,447,958	1,138,281	(309,677)	1,381,959

Supplemental information

Cash paid during the period for:
	Interest	50,955	42,078	(8,877)	94,129
	Income taxes, net	294,200	29,193	(265,007)	581,940

Noncash investing and financing activities:
	Acquisition of shares from sale of an investment	16,711	—	(16,711)	16,711
	Capital lease obligations incurred during the period	9,011	7,469	(1,542)	18,522

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with the accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc.)

1. Application of New Accounting Standard

Accounting for Conditional Asset Retirement Obligations

Effective April 1, 2005, NTT Group adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The adoption of FIN 47 did not have an impact on the results of operations or the financial position of NTT Group.

2. Principal Accounting Policies

(1) Marketable Securities

SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” applies.

(2) Inventories

Inventories are stated at cost, not in excess of market value. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

(3) Property, Plant and Equipment and Depreciation

Property, plant, and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings for which the straight-line method is used.

(4) Goodwill and Other Intangible Assets

SFAS 142, “Goodwill and Other Intangible Assets” applies.

(5) Liabilities for Employees’ Severance Payments

SFAS 87, “Employers’ Accounting for Pensions,” and SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination of Benefits” apply.

(6) Derivative Financial Instruments

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” apply.

(7) Income Taxes

Income taxes are computed based on income (loss) before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

3. Subsequent Events

On October 24, 2005, NTT DoCoMo, Inc. (“NTT DoCoMo”), a consolidated subsidiary of NTT, dissolved its capital alliance with KPN Mobile N.V. (“KPNM”). The i-mode license agreement between NTT DoCoMo and KPNM will be maintained.

Under the agreement, NTT DoCoMo transferred all of its 2.16% holding of KPNM shares to Koninklijke KPN N.V. (“KPN”), the parent company of KPNM. KPN agreed to cooperate with NTT DoCoMo in the smooth operation of the global i-mode alliance, through the use of KPN’s i-mode-related patents and know how, for example, and has paid cash of €5 million (approximately ¥690 million) to NTT DoCoMo.

As a result of this transaction, NTT expects to record a gain on a sale of investment securities of ¥40.0 billion, including a foreign currency translation adjustment, as an other income for the year ending March 31, 2006. NTT also expects to account for the balance between the fair value of the transferred shares and the amount of cash received, approximately ¥14 billion, which NTT DoCoMo regards as the consideration for the agreement that will enable NTT DoCoMo to continue the development and expansion of i-mode services, as an operating expense.

[Reference]

Details of “Operating revenues” classified by the corresponding previous semi-annual period’s service categories

	(Millions of yen)
	Six months ended September 30, 2004	Six months ended September 30, 2005
Fixed voice transmission services	1,499,607	1,399,495
Mobile voice transmission services	1,584,399	1,565,563
Data transmission services	792,271	830,326
Leased circuit	215,706	233,015
Sales of telecommunications equipment	353,824	283,721
System integration	388,101	402,884
Other	487,711	516,479

Total	5,321,619	5,231,483

8. Business Segments

(Consolidated)

1. Sales and operating revenues	(Millions of yen)
	Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Regional communications business
Customers	1,921,823	1,869,794	(52,029)	3,937,789
Intersegment	314,206	318,315	4,109	651,772

Total	2,236,029	2,188,109	(47,920)	4,589,561

Long distance and international communications business
Customers	506,653	529,901	23,248	1,045,218
Intersegment	57,652	52,517	(5,135)	119,580

Total	564,305	582,418	18,113	1,164,798

Mobile communications business
Customers	2,440,267	2,347,905	(92,362)	4,821,941
Intersegment	11,686	25,550	13,864	22,669

Total	2,451,953	2,373,455	(78,498)	4,844,610

Data communications business
Customers	328,237	329,546	1,309	721,816
Intersegment	43,068	49,507	6,439	110,804

Total	371,305	379,053	7,748	832,620

Other
Customers	124,639	154,337	29,698	279,104
Intersegment	440,679	444,713	4,034	946,619

Total	565,318	599,050	33,732	1,225,723

Elimination of intersegment	(867,291)	(890,602)	(23,311)	(1,851,444)

Consolidated total	5,321,619	5,231,483	(90,136)	10,805,868

2. Segment profit or loss	(Millions of yen)
	Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Operating income
Regional communications business	140,942	118,854	(22,088)	246,759
Long distance and international communications business	41,128	33,532	(7,596)	62,329
Mobile communications business	545,432	558,368	12,936	784,166
Data communications business	16,094	12,695	(3,399)	36,894
Other	35,299	32,891	(2,408)	37,554

Total	778,895	756,340	(22,555)	1,167,702

Elimination of intersegment	8,932	7,043	(1,889)	43,499

Consolidated total	787,827	763,383	(24,444)	1,211,201

9. Leases

(Consolidated)

This information would be disclosed under separate cover of Form 6-K.

10. Securities

(Consolidated)

1. Available-for-sale		(Millions of yen)
		March 31, 2005	September 30, 2005	Increase (Decrease)
Equity securities	Carrying amounts	70,352	57,569	(12,783)
	Gross unrealized gains	126,641	175,464	48,823
	Gross unrealized losses	534	135	(399)
	Fair value	196,459	232,898	36,439

Debt securities	Carrying amounts	151,271	152,272	1,001
	Gross unrealized gains	58	2	(56)
	Gross unrealized losses	16	135	119
	Fair value	151,313	152,139	826

2. Held-to-maturity		(Millions of yen)
		March 31, 2005	September 30, 2005	Increase (Decrease)
Debt securities	Carrying amounts	16,271	6,789	(9,482)
	Gross unrealized gains	61	23	(38)
	Gross unrealized losses	0	—	(0)
	Fair value	16,332	6,812	(9,520)

11. Financial Instruments

(Consolidated)

This information would be disclosed under separate cover of Form 6-K .

Non-consolidated Semi-annual Financial Results Release	November 9, 2005
For the Six Months Ended September 30, 2005	[Japanese GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo

Address of principal executive office: Tokyo, Japan

    (URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03) 5205-5581

Date of the meeting of the board of directors for approval of non-consolidated financial statements: November 9, 2005

Interim dividends plan: Yes

Date of the interim dividend payments: December 13, 2005

Adoption of the Unit Share System: No

1. Non-consolidated Financial Results for the Six Months Ended September 30, 2005 (April 1, 2005 - September 30, 2005)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit
Six months ended September 30, 2005	192,398	(3.9)%	114,867	(5.2)%	118,604	(5.4)%
Six months ended September 30, 2004	200,104	41.3%	121,118	74.7%	125,331	71.6%
Year ended March 31, 2005	323,261		143,709		151,700

	Net Income		Earnings per Share
Six months ended September 30, 2005	339,612	(16.9)%	22,938.61	(yen	)
Six months ended September 30, 2004	408,904	77.8%	25,977.09	(yen	)
Year ended March 31, 2005	455,660		29,439.71	(yen	)

Notes:	1. Weighted average number of shares outstanding (non-consolidated):
	For the six months ended September 30, 2005:	14,805,270 shares
	For the six months ended September 30, 2004:	15,740,969 shares
	For the year ended March 31, 2005:	15,475,366 shares

2. Change in accounting policy No

3. Percentages above represent changes from the corresponding previous semi-annual period.

(2) Dividends

	Interim Dividends per Share	Yearly Dividends per Share

Six months ended September 30, 2005	3,000.00 (yen)	— (yen)
Six months ended September 30, 2004	3,000.00 (yen)	— (yen)

Year ended March 31, 2005	— (yen)	6,000.00 (yen)

(3) Non-consolidated Financial Position	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
September 30, 2005	8,276,392	4,930,040	59.6%	356,669.28	(yen)
September 30, 2004	9,008,859	5,536,053	61.5%	351,702.92	(yen)
March 31, 2005	8,401,448	5,170,267	61.5%	346,069.68	(yen)

Notes:	1. Number of shares outstanding at end of period (non-consolidated):	September 30, 2005:	13,822,441 shares
		September 30, 2004:	15,740,708 shares
		March 31, 2005:	14,939,758 shares

	2. Number of treasury stock:	September 30, 2005:	1,918,768 shares
		September 30, 2004:	501 shares
		March 31, 2005:	801,451 shares

2. Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

	(Millions of yen)
	Operating Revenues	Recurring Profit	Net Income	Year-End Dividends per Share		Total Dividends per Share
Year ending March 31, 2006	337,000	174,000	395,000	3,000.00	(yen)	6,000.00	(yen)

(Reference) Expected Earnings per Share (Year ending March 31, 2006): 28,576.72 yen

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 20.

1. Non-Consolidated Comparative Balance Sheets

	(Millions of yen)
	March 31, 2005	September 30, 2005	Increase (Decrease)
ASSETS

Current assets:
Cash and bank deposits	115,802	6,500	(109,302)
Accounts receivable, trade	1,567	204	(1,362)
Supplies	213	267	53
Short-term loan receivable	426,792	470,426	43,633
Other current assets	124,039	78,088	(45,951)
Total current assets	668,415	555,487	(112,928)

Fixed assets:
Property, plant and equipment	217,430	211,562	(5,868)
Intangible fixed assets	20,892	20,863	(29)
Investments and other assets
Investment securities	4,820,173	4,822,553	2,380
Long-term loan receivable to subsidiaries	2,617,890	2,615,354	(2,535)
Other investments	55,994	49,843	(6,150)
Total investments and other assets	7,494,057	7,487,751	(6,305)
Total fixed assets	7,732,381	7,720,177	(12,203)
Deferred assets	652	727	75

TOTAL ASSETS	8,401,448	8,276,392	(125,056)

	(Millions of yen)
	March 31, 2005	September 30, 2005	Increase (Decrease)
LIABILITIES

Current liabilities:
Accounts payable, trade	1,135	592	(543)
Short-term borrowings	—	50,000	50,000
Current portion of corporate bonds	162,685	225,528	62,842
Current portion of long-term borrowings	256,244	248,784	(7,460)
Accrued taxes on income	18,197	7,935	(10,262)
Other current liabilities	146,807	180,438	33,631
Total current liabilities	585,071	713,279	128,208

Long-term liabilities:
Corporate bonds	1,614,827	1,609,422	(5,405)
Long-term borrowings	1,001,578	993,561	(8,016)
Liability for employees’ severance payments	29,299	29,695	395
Other long-term liabilities	404	393	(11)
Total long-term liabilities	2,646,110	2,633,073	(13,036)

TOTAL LIABILITIES	3,231,181	3,346,352	115,171

SHAREHOLDERS’ EQUITY

Common stock	937,950	937,950	—

Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Total capital surplus	2,672,826	2,672,826	—

Earned surplus
Legal reserve	135,333	135,333	—
Voluntary reserve
Reserve for special depreciation	2,394	530	(1,863)
Other reserve	1,131,000	1,131,000	—
Unappropriated retained earnings for the period	651,486	948,073	296,586
Total earned surplus	1,920,214	2,214,937	294,722

Net unrealized gains (losses) on securities	6,384	11,097	4,713
Treasury stock	(367,107)	(906,770)	(539,663)

TOTAL SHAREHOLDERS’ EQUITY	5,170,267	4,930,040	(240,227)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,401,448	8,276,392	(125,056)

2. Non-Consolidated Comparative Statements of Income

	(Millions of yen)
	Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Operating revenues	200,104	192,398	(7,706)	323,261
Operating expenses	78,985	77,531	(1,454)	179,551
Operating income	121,118	114,867	(6,251)	143,709

Non-operating revenues:	35,444	31,827	(3,616)	69,483
Interest income	26,171	23,587	(2,584)	51,374
Lease income	6,839	6,199	(639)	13,636
Miscellaneous income	2,433	2,040	(392)	4,472
Non-operating expenses:	31,232	28,090	(3,141)	61,492
Interest expenses	9,020	8,855	(164)	17,915
Corporate bond interest expenses	18,566	15,063	(3,502)	35,794
Lease expenses	2,916	2,767	(148)	6,555
Miscellaneous expenses	728	1,402	674	1,226
Recurring profit	125,331	118,604	(6,727)	151,700
Special profits	319,173	249,383	(69,789)	350,659
Income before Income taxes	444,504	367,987	(76,516)	502,360
Corporation, inhabitant, and enterprise taxes	38,300	22,970	(15,329)	53,900
Deferred tax expenses (benefits)	(2,700)	5,405	8,105	(7,200)
Net income	408,904	339,612	(69,292)	455,660
Unappropriated retained earnings brought forward	243,048	608,461	365,412	243,048
Interim dividends	—	—	—	47,222
Unappropriated retained earnings for the period	651,953	948,073	296,120	651,486

3. Non-Consolidated Comparative Statements of Cash Flows

	(Millions of yen)
	Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Year ended March 31, 2005
I Cash flows from operating activities:
Income before income taxes	444,504	367,987	(76,516)	502,360
Depreciation and amortization	17,038	14,746	(2,291)	32,823
Loss on disposal of property, plant and equipment	412	219	(193)	1,682
Dividends received	(113,385)	(110,325)	3,060	(144,067)
Gains on sales of investments in affiliated company	(319,173)	(249,383)	69,789	(350,659)
Increase (decrease) in liability for employees’ severance payments	(1,623)	395	2,019	(194)
(Increase) decrease in accounts receivable	39,333	37,207	(2,126)	19,011
Increase (decrease) in accounts payable and accrued expenses	(49,324)	(48,103)	1,221	(15,866)
Increase (decrease) in accrued consumption tax payable	(279)	660	939	(990)
Other	(229)	(1,575)	(1,345)	(2,981)

Sub-total	17,272	11,830	(5,442)	41,118
Interest and dividends received	140,656	135,492	(5,163)	196,270
Interest paid	(29,075)	(25,957)	3,118	(55,060)
Income taxes received (paid)	5,773	(47,034)	(52,807)	3,121

Net cash provided by (used in) operating activities	134,626	74,331	(60,294)	185,449

II Cash flows from investing activities:
Payments for property, plant and equipment	(11,724)	(14,127)	(2,402)	(22,357)
Proceeds from sale of property, plant and equipment	2	—	(2)	617
Acquisition of investment securities	(75)	(229)	(154)	(17,348)
Proceeds from sale of investment securities	319,884	254,502	(65,381)	355,623
Payments for long-term loans	(124,593)	(188,366)	(63,773)	(216,733)
Proceeds from long-term loans receivable	103,002	150,704	47,701	470,058
Other	5,017	(22)	(5,040)	5,011

Net cash provided by (used in) investing activities	291,514	202,461	(89,052)	574,871

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	144,008	188,229	44,221	236,148
Payments for settlement of long-term debt	(100,992)	(149,842)	(48,850)	(486,896)
Net increase (decrease) in short-term borrowings	—	160,000	160,000	—
Dividends paid	(39,353)	(44,819)	(5,466)	(86,575)
Payments to acquire treasury stock	(270)	(539,663)	(539,393)	(367,102)

Net cash provided by (used in) financing activities	3,392	(386,095)	(389,488)	(704,426)
IV Net increase (decrease) in cash and cash equivalents	429,533	(109,302)	(538,835)	55,894
V Cash and cash equivalents at beginning of period	59,907	115,802	55,894	59,907

VI Cash and cash equivalents at end of period	489,441	6,500	(482,940)	115,802

Significant Matters Pertaining to the Preparation of Non-Consolidated Financial Statements

1.	Valuation of certain assets

(1) Securities

    [1] Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which are determined by the moving average method.

    [2] Other securities

a.	Marketable securities

The securities whose fair value are readily determinable are stated at fair value as of balance sheet date with unrealized gains and losses directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

b.	Non-marketable securities

The securities whose fair value are not readily determinable are stated at cost, which are determined by the moving average method.

(2) Inventories

Supplies are stated at cost, which are determined by the last purchase cost method.

2.	Depreciation and amortization of fixed assets

Property, plant, and equipment are depreciated by using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets are amortized on a straight-line basis. Their estimated useful lives and residual value are determined on the basis provided by the Corporate Income Tax Laws.

Buildings, after having been depreciated over the depreciable periods based on the Corporate Income Tax Laws, keep depreciated up to the end of their actual useful lives.

Internal-use software is amortized on a straight-line basis over their estimated useful lives within five years.

3.	Allowance

(1) Allowance for doubtful accounts

To cover expected losses from bad debts, estimated amounts to be uncollectible are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability.

No allowance is accrued as of the end of this six-month period.

(2)	Liability for employees’ severance payments

To provide for employees’ pension benefits, based on estimated benefit obligations and plan assets as of the end of this fiscal year, a liability is accrued in the estimated amounts as of the end of this six-month period.

Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized on a straight-line basis over the average remaining services periods at the time of recognition.

4.	Leases

Finance leases other than those deemed to transfer the title of leased assets to lessees are accounted for in a similar manner as operating leases.

5.	Hedging Activities

(1) Accounting for Hedging Activities

Hedging activities are principally accounted for under the “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Footnote 14, Accounting Standards for Financial Instruments).

(2) Hedging Instruments and Hedged Items

[1] Hedging Instruments

Hedging instruments include forward exchange contracts, currency swaps, coupon swaps (i.e. currency swap of interest portion only), interest-rate swaps, interest-rate options, and the combinations of the above.

[2] Hedged Items

Hedged items are assets (securities, loans, receivables, etc.) and liabilities (corporate bonds, borrowings, payables, etc.) exposed to variability of fair value or future cash flows derived from fluctuations of the exchange rate, interest rate, etc.

(3) Hedging Policy

To hedge the foreign exchange risks regarding assets and liabilities exposed to foreign exchange risks, forward exchange contracts, currency swaps, and other instruments are employed in compliance with internal rules.

To hedge the interest-rate risks regarding assets and liabilities exposed to interest-rate risks, interest-rate swaps and other instruments are employed in compliance with internal rules.

(4) Assessment of Hedge Effectiveness

At the end of each quarter, hedge effectiveness is assessed on each hedging transaction. This quarterly assessment excludes any transaction where important terms and conditions such as principal, interest-rate, duration are identical between hedging instruments and hedged items.

6.	Consumption Taxes

Consumption tax is separately accounted for by excluding it from each transaction amounts.

7.	Accounting standards for impairment of long-lived assets

Effective from the six months ended September 30, 2005, NTT adopted the accounting standards for impairment of long-lived assets, “Statement of Opinion on Establishment of Accounting Standards for Impairment of Long-lived Assets” (issued by Accounting Standards Board of Japan on August 9, 2002) and “Application Guidance on Accounting Standards for Impairment of Long-lived Assets” (Accounting Standard Application Guidance No.6, which was issued on October 31, 2003). The adoption of these standards had no impact on income before income taxes for the six months ended September 30, 2005.

Notes to Non-Consolidated Balance Sheets

1.	Accumulated depreciation on property, plant and equipment:

March 31, 2005:	218,677 million yen
September 30, 2005:	225,053 million yen

2.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

3.	Outstanding guarantees:

March 31, 2005:	87,800 million yen
September 30, 2005:	75,800 million yen

Notes to Non-Consolidated Statements of Income

1.	Major components of operating revenues:

	(Millions of Yen)
	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Dividends received	113,385	110,325	144,067
Revenues from Group management	10,465	10,141	20,931
Revenues from basic R&D	69,617	63,438	139,234

2.	Research & Development expenses included in operating expenses:

(Millions of Yen)
Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
64,513	62,384	146,979

3.	Component of special profits

(Millions of Yen)

Gains on sales of investments in subsidiaries and affiliated companies:	249,383

4. Leases

In accordance with Tokyo Stock Exchange, Inc.’s Rule, we would disclose this information via EDINET (Electronic Disclosure for Investors’ Network) later.

5. Securities

September 30, 2005

Marketable investments in subsidiaries and affiliated companies

	Amounts included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,129 million yen	6,506,844 million yen	6,465,714 million yen
Investments in affiliated companies	9,603 million yen	21,314 million yen	11,711 million yen

Total	50,733 million yen	6,528,159 million yen	6,477,426 million yen

March 31, 2005

Marketable investments in subsidiaries and affiliated companies

	Amounts included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,742 million yen	6,027,946 million yen	5,986,204 million yen
Investments in affiliated companies	9,603 million yen	8,012 million yen	(1,591) million yen

Total	51,345 million yen	6,035,958 million yen	5,984,613 million yen

Attachment

Nippon Telegraph and Telephone Corporation

November 9, 2005

NTT’s Shares and Shareholders (as of September 30, 2005)

1.	Classification of Shareholders

	NTT’s Shares and Shareholders
Details	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total	Odd-Lot Shares
					Not Individuals	Individuals
Total Holders	3	433	92	11,365	876	86	1,284,648	1,297,503

Total Shares	5,308,522	2,362,978	32,204	240,035	2,834,056	249	4,925,823	15,703,867	37,342
%	33.80	15.05	0.20	1.53	18.05	0.00	31.37	100.00

Notes:

1.      “Other Domestic Corporations” includes 12,057 shares under the name of Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.

2.      “Domestic Individuals, etc.” includes 1,918,773 shares of treasury stock, and “Odd-Lot Shares” includes 0.86 shares of treasury stock. The actual number of treasury stock shares at the end of September 30, 2005 was 1,918,767.86.

3. The number of shareholders who own only odd-lot shares is 391,485.

2.	Classification by Number of Shares

	NTT’s Shares and Shareholders
Details	At Least 1,000	At Least 500	At Least 100	At Least 50	At Least 10	At Least 5	At Least 1	Total	Odd-Lot Shares
Number of Holders	373	152	978	1,414	33,862	80,525	1,180,199	1,297,503
%	0.03	0.01	0.07	0.11	2.61	6.21	90.96	100.00

Total Shares	12,494,404	105,937	197,670	90,489	517,028	488,811	1,809,528	15,703,867	37,342
%	79.56	0.68	1.26	0.58	3.29	3.11	11.52	100.00

Notes:	1. “At Least 1,000” includes 12,057 shares under the name of the Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.
2. “At Least 1,000” includes 1,918,773 shares of treasury stock, and “Odd-Lot Shares” includes 0. 86 shares of treasury stock.

3.	Principal Shareholders

Name	Share Holdings	Percent of Total Shares Issued
The Minister of Finance	5,308,518.26	33.72
Japan Trustee Services Bank, Ltd. (Trust Account)	670,978.00	4.26
The Master Trust Bank of Japan, Ltd. (Trust Account)	475,315.00	3.02
Moxley and Company	384,439.00	2.44
The Chase Manhattan Bank, N.A. London	241,157.00	1.53
State Street Bank and Trust Company 505103	162,145.00	1.03
NTT Employee Share-Holding Association	137,065.22	0.87
Nippon Life Insurance Company	95,953.68	0.61
The Sumitomo Trust and Banking Company, Ltd. (Trust Account B)	90,917.00	0.58
Trust & Custody Services Bank, Ltd. (Trust Account B)	86,349.00	0.55

Total	7,652,837.16	48.62

Note: The Company’s holdings of treasury stock (1,918,767.86 shares) are not included in the above figures.

Disclaimer Information

The forward-looking statements and projected figures on the future performance of NTT contained herein or referred to in this presentation are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at its disposal. The projected figures contained herein or referred to in this presentation were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this presentation.

*	“E” in this material represents that the figure is a plan or projection for operation.

**	“FY” in this material represents one fiscal year which is 12-month period beginning on April 1 of the prior year and ending on March 31 of the year indicated.

***	“1H” in this material represents one half year which is 6-month period beginning on April 1 of the year indicated and ending on September 30 of the year indicated.

Consolidated Financial Summary (U.S. GAAP)

	(Billions of yen)
	FY2006/1H	FY2005/1H	Increase (Decrease)
Operating Revenues	5,231.5	5,321.6	(90.1)	(1.7%	)

Operating Expenses	4,468.1	4,533.8	(65.7)	(1.4%	)

Operating Income	763.4	787.8	(24.4)	(3.1%	)

Other Income (Expenses)	70.3	(13.7)	83.9	—

Income before Income Taxes	833.6	774.2	59.5	7.7%

Income Taxes	334.9	304.1	30.8	10.1%

Minority interest in consolidated subsidiaries	148.3	128.0	20.3	15.9%

Equity in earnings of affiliated companies	(19.7)	2.5	(22.2)	—

Net Income	330.7	344.6	(13.8)	(4.0%	)

Consolidated and Main Subsidiaries’ Financial Results

	(Billions of Yen)
FY2006/1H	NTT *1 Consolidated (US-GAAP)	NTT (Holdings) (JPN-GAAP)	NTT East (JPN-GAAP)	NTT West (JPN-GAAP)	NTT Com (JPN-GAAP)	NTT DATA (JPN-GAAP)	NTT DoCoMo (US-GAAP)
Operating Revenues	5,231.5	192.3	1,049.9	1,005.0	547.8	389.6	2,373.5
Change from the same period of previous year	(90.1)	(7.7)	(21.4)	(24.1)	22.4	7.8	(78.5)
% change from the same period of previous year	(1.7)%	(3.9)%	(2.0)%	(2.4)%	4.3%	2.0%	(3.2)%

Operating Expenses	4,468.1	77.5	1,002.8	978.9	513.4	372.6	1,815.1
Change from the same period of previous year	(65.7)	(1.4)	(20.6)	(2.2)	36.0	7.8	(91.4)
% change from the same period of previous year	(1.4)%	(1.8)%	(2.0)%	(0.2)%	7.6%	2.2%	(4.8)%

Operating Income	763.4	114.8	47.1	26.0	34.3	16.9	558.4
Change from the same period of previous year	(24.4)	(6.2)	(0.8)	(21.9)	(13.5)	(0.0)	12.9

Income before Income Taxes	833.6	*2 118.6	*2 56.4	*2 30.6	*2 38.0	*2 15.3	633.1
Change from the same period of previous year	59.5	(6.7)	2.9	(22.7)	(8.7)	1.7	87.9

Net Income	330.7	339.6	34.0	19.1	2.8	9.4	385.3
Change from the same period of previous year	(13.8)	(69.2)	2.6	(12.4)	(24.8)	1.2	50.1

*1.	The number of consolidated subsidiaries is 414 and the number of affiliated companies accounted for the equity method is 101.

*2.	“Income before Income Taxes” for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.

Consolidated Financial Results Forecasts Summary

	(Billions of yen)
	FY2006E (Revised Forecast)	FY2005	Increase (Decrease)			FY2006E (Previous Forecast)
Operating Revenues	10,705.0	10,805.9	(100.9)	(0.9%	)	10,590.0

Operating Expenses	9,545.0	9,594.7	(49.7)	(0.5%	)	9,540.0

Operating Income	1,160.0	1,211.2	(51.2)	(4.2%	)	1,050.0

Income before Income Taxes	1,255.0	1,723.3	(468.3)	(27.2%	)	1,080.0

Net Income	525.0	710.2	(185.2)	(26.1%	)	440.0

Consolidated and Main Subsidiaries’ Financial Results Forecasts

	(Billions of Yen)
FY2006E	NTT Consolidated (US-GAAP)		NTT (Holdings) (JPN-GAAP)		NTT East (JPN-GAAP)		NTT West (JPN-GAAP)		NTT Com (JPN-GAAP)		NTT DATA (JPN-GAAP)		NTT DoCoMo (US-GAAP)
Operating Revenues	10,705.0		337.0		2,093.0		2,020.0		1,121.0		880.0		4,784.0
Change from the same period of previous year [% change]	(100.9) [(0.9)	%]	13.7 [4.2	%]	(87.9) [(4.0)	%]	(78.0) [(3.7)	%]	30.9 [2.8	%]	25.9 [3.0	%]	(60.6) [(1.3)	%]
Change from the previous financial results forecasts	115.0		(3.0)		81.0		54.0		40.0		0.0		(21.0)

Operating Expenses	9,545.0		169.0		2,026.0		1,989.0		1,059.0		835.0		3,954.0
Change from the same period of previous year [% change]	(49.7) [(0.5)	%]	(10.5) [(5.9)	%]	(67.1) [(3.2)	%]	(38.8) [(1.9)	%]	38.8 [3.8	%]	20.2 [2.5	%]	(106.4) [(2.6)	%]
Change from the previous financial results forecasts	5.0		0.0		29.0		27.0		36.0		0.0		(41.0)

Operating Income	1,160.0		168.0		67.0		31.0		62.0		45.0		830.0
Change from the same period of previous year [% change]	(51.2) [(4.2)	%]	24.2 [16.9	%]	(20.7) [(23.6)	%]	(39.1) [(55.8)	%]	(7.8) [(11.3)	%]	5.8 [14.5	%]	45.8 [5.8	%]
Change from the previous financial results forecasts	110.0		(3.0)		52.0		27.0		4.0		0.0		20.0

Income before Income Taxes	1,255.0		*174.0		* 80.0		* 40.0		* 65.0		*41.0		942.0
Change from the same period of previous year [% change]	(468.3) [(27.2)	%]	22.2 [14.7	%]	(17.6) [(18.0)	%]	(40.0) [(50.1)	%]	(2.9) [(4.4)	%]	8.9 [27.6	%]	(346.2) [(26.9)	%]
Change from the previous financial results forecasts	175.0		(3.0)		55.0		25.0		5.0		0.0		68.0

Net Income	525.0		395.0		48.0		25.0		13.0		27.0		604.0
Change from the same period of previous year [% change]	(185.2) [(26.1)	%]	(60.6) [(13.3)	%]	(10.1) [(17.4)	%]	(16.0) [(39.2)	%]	(11.6) [(47.2)	%]	6.9 [34.3	%]	(143.6) [(19.2)	%]
Change from the previous financial results forecasts	85.0		221.0		33.0		16.0		(21.0)		0.0		71.0

(Note)  “Income before Income Taxes” for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.

Repurchase of own Shares

•	Repurchase of own shares in the current fiscal year

•	The proposal that NTT could repurchase up to a total not exceeding 1,250,000 shares at a value in total not exceeding 600 billion yen was resolved by the 20th general ordinary meeting and NTT repurchased own shares on September 6, 2005.

• Price of repurchased shares	483,000 yen per share (Closing price at TSE on September 5, 2005)
• Number of repurchased shares	1,116,743 shares*
• Total value of purchased shares	539.4 billion yen

* Purchase order was 1,242,236 shares.

•	Government sold 1,123,043 shares, and the ratio of Government-owned shares decreased to 33.7%. The large stock “overhang” was finally settled.

Change in Ratio of Government-owned shares*1

[Repurchase of own Shares from FY2003]
FY or Date	NTT		Shares offered by Government
	Number of Shares	Total value

2003.3	0.2 million shares	86.2 billion yen	92 thousand shares

2004.3	0.19 million shares	100 billion yen	85 thousand shares

2005.3	0.8 million shares	366.5 billion yen	800 thousand shares

Sep 30, 2005	1.12 million shares	539.4 billion yen	1,123 thousand shares

Total	2.31 million shares	1,092.1 billion yen	2,100 thousand shares

*1	“Ratio of Government-owned shares” means the ratio of Government-owned shares to all the issued shares.

*2	This number includes 48 thousand shares offered in July 1999 in response to NTT’s share repurchase program.

Number of Subscribers for Telephone Subscriber Lines, INS-NET and FLET’S services

Telephone Subscriber Lines & INS-NET

	FY2005/1Q	FY2005/2Q	FY2005/3Q	FY2005/4Q	FY2006/1Q	FY2006/2Q		FY2006/4Q E
	[Change from the previous quarter]
Telephone Subscriber Line *1	72	(51)	(85)	(552)	(719)	(575)	Year over year forecasted change	(4,037)
ISDN *2	(193)	(176)	(148)	(150)	(147)	(135)		(1,049)

Total	(121)	(227)	(233)	(703)	(865)	(710)		(5,086)

*1.	Telephone Subscriber Line is the total of individual lines and central station lines (Analog Lite Plan is included).

*2.	Since, in terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64, one INS-Net 1500 subscriber is calculated as ten INS-Net 64 subscribers (INS-Net 64 Lite Plan is included).

FLET’S services

	FY2005/1Q	FY2005/2Q	FY2005/3Q	FY2005/4Q	FY2006/1Q	FY2006/2Q		FY2006/4Q E
	[Change from the previous quarter]
B FLET’S *3	189	186	217	233	326	365	Year over year forecasted change	1,800
FLET’S ADSL	358	292	263	206	231	138		600
(Reference)
Optical IP Telephone *4				4	28	109		1,596

*3.	No. of B FLET’S includes FLET’s Hikari Premium provided by NTT West.

*4.	No. of Optical IP Phone Services is calculated by No. of thousand channels.

ARPU of Telephone and ISDN Subscriber Line

	FY2005 1Q	FY2005 2Q	FY2005 3Q	FY2005 4Q	FY2006 1Q *	FY2006 2Q *	FY2006 4Q E *
ISDN
East	5,560	5,560	5,570	5,370	5,550	5,540	5,530
West	5,530	5,530	5,520	5,320	5,400	5,390	5,360
Telephone Subscriber Line
East	2,960	2,970	3,000	2,730	2,770	2,780	2,760
West	2,860	2,880	2,900	2,660	2,670	2,690	2,670

*	From the three months ended June 30, 2005, a call from fixed phone of NTT East or West to mobile phone with dialing Carrier Identification Code is billed on end-to-end basis and those amounts are recorded as call rates revenues of NTT East or West.

(Note) Please see page “R12” regarding the calculation of ARPU.

Employees, Interest-bearing Debt and Capital Investment

Employees	Interest-bearing Debt	Capital Investment

(Note)	The numbers of employees at March 31, 2005 and 2006E do not include the number of employees who retired / are retiring at that date and rehired / are rehiring at April 1, 2005 and 2006E, respectively.

Managerial Indices

Details	FY2005	FY2006 E
EBITDA Margin	32.8%	31.7%
Operating Free Cash Flow	¥1,482.2 billion	¥1,261.0 billion
ROCE	5.8%	5.6%

Notes:	1. EBITDA Margin = (Operating Income + DA)/Operating Revenues

2. Operating Free Cash Flow = Operating Income + DA - Capital Investments

3. ROCE = Operating income × (1 - Statutory tax rate)/Operating capital employed

[Note] Please see page “R8” for reconciliation of managerial indices.

References

1.	Details of Consolidated Operating Revenues

2.	Details of Consolidated Operating Expenses

3.	Details of Consolidated Financial Results Forecasts

4.	Details of Consolidated Balance Sheet

5.	Details of Consolidated Cash Flows

6.	Number of Subscribers for Cellular and i-mode services

7.	ARPU of Cellular (FOMA + mova)

8.	Reconciliation of Managerial Indices

9.	Calculation of ARPU

Details of Consolidated Operating Revenues

Operating revenues declined 1.7% or ¥90.1 billion year-on-year.

•	Fixed voice related services revenues declined 5.5% or ¥99.8 billion driven by a decrease in call rates revenues, a reduction in the base monthly charges and termination of billing touch-tone line charges.

•	Mobile voice related services revenues declined 2.1% or ¥34.3 billion as a result of strategic rate revisions.

•	IP/packet communications services revenues grew 8.2% or ¥71.5 billion due to larger sales of B FLET’S and FOMA.

•	Sales of telecommunications equipment declined 19.8% or ¥70.1 billion due to a decrease in the number of cellular handsets sold.

(Billions of yen)

- R1 -

Details of Consolidated Operating Expenses

Operating expenses declined 1.4% or ¥65.7 billion year-on-year.

•	Personnel expenses declined 3.4% or ¥34.3 billion due to a decrease in employees.

•	Expenses for purchase of goods and services increased 1.1% or ¥24.6 billion due to an increase in expenses for various plans in solutions and non-traffic businesses to expand revenue opportunities.

•	Depreciation and amortization expenses declined 2.8% or ¥29.1 billion.

•	Other expenses declined 13.4% or ¥26.9 billion due to a decrease in disposal of plant, property and equipment.

(Billions of yen)

- R2 -

Details of Consolidated Financial Results Forecasts

Operating revenues will decrease 0.9% or ¥100.9 billion year-on-year.

•	Voice related services revenues will decrease ¥328.2 billion.

•	IP related services revenues will increase ¥164.3 billion.

•	System integration revenues and sales of telecommunications equipment will increase ¥63.0 billion.

Operating expenses will decrease 0.5% or ¥49.7 billion year-on-year.

•	Personnel expenses will decrease ¥64.6 billion.

•	Depreciation and amortization expenses will decrease ¥97.4 billion.

•	Other expenses will increase ¥112.3 billion.

Operating Revenues	Operating Expenses	Operating Income

- R3 -

Details of Consolidated Balance Sheet

- R4 -

Details of Consolidated Cash Flows

Net cash provided by operating activities increased 25.8% or ¥328.0 billion.

•	Net payments for income taxes decreased ¥265.0 billion.

Net cash used in investing activities increased 17.0% or ¥176.1 billion.

•	Payments for purchase of non-current investments increased ¥109.4 billion, mainly due to investment in Sumitomo Mitsui Card Company, Limited.

Net cash used in financing activities increased 186.3% or ¥415.1 billion.

•	Payments for repurchase of NTT’s own share amounted to ¥539.4 billion. As for the previous year, NTT paid ¥366.5 billion for the acquisition of NTT’s share in the third quarter.

As a result, cash and cash equivalents at the end of the current half year decreased 17.6% or ¥243.7 billion to ¥1,138.3 billion.

- R5 -

Number of Subscribers for Cellular and i-mode services

Cellular

	FY2005/1Q	FY2005/2Q	FY2005/3Q	FY2005/4Q	FY2006/1Q	FY2006/2Q		FY2006/4Q E
	[Change from the previous quarter]
Cellular total *1	505	529	552	911	605	475	Year over year forecasted change	2,075
FOMA	1,538	1,904	2,012	3,001	2,210	3,060		11,999

*1.	“Cellular” includes the DoPa Single Service subscribers.

i-mode services

	FY2005/1Q	FY2005/2Q	FY2005/3Q	FY2005/4Q	FY2006/1Q	FY2006/2Q		FY2006/4Q E
	[Change from the previous quarter]
i-mode total	646	638	666	994	638	481	Year over year forecasted change	2,279

FOMA	1,529	1,888	1,989	2,950	2,161	2,950		—

- R6 -

ARPU of Cellular (FOMA + mova)

	FY2005 1Q	FY2005 2Q	FY2005 3Q	FY2005 4Q	FY2006 1Q	FY2006 2Q	FY2006 4Q E
FOMA+mova	7,400	7,340	7,170	6,920	6,940	7,050	6,850
FOMA	10,240	9,890	9,650	9,280	9,090	9,050	8,660
mova	7,150	6,990	6,710	6,300	6,190	6,140	5,910

(Note) Please see page “R12” regarding the calculation of ARPU.

- R7 -

Reconciliation of Managerial Indices

		(Billions of yen)
Indices	Items	FY2005	FY2006 E
EBITDA Margin	(1) Operating Income	¥1,211.2	¥1,160.0
	(2) Depreciation and loss on disposal of property, plant and equipment	¥2,328.4	¥2,231.0
	(3) EBITDA [ (1)+(2) ]	¥3,539.6	¥3,391.0
	(4) Operating Revenues	¥10,805.9	¥10,705.0
	EBITDA Margin [ (3)/(4)×100 ]	32.8%	31.7%

Operating Free Cash Flow	(1) Operating Income	¥1,211.2	¥1,160.0
	(2) Depreciation and loss on disposal of property, plant and equipment	¥2,328.4	¥2,231.0
	(3) EBITDA [ (1)+(2) ]	¥3,539.6	¥3,391.0
	(4) Capital Investment*	¥2,057.4	¥2,130.0
	Operating Free Cash Flow [ (3)-(4) ]	¥1,482.2	¥1,261.0

ROCE	(1) Operating Income	¥1,211.2	¥1,160.0
	Statutory Tax Rate	41%	41%
	(2) Operating Income × (1-Statutory Tax Rate)	¥715.7	¥684.4
	(3) Operating capital employed	¥12,307.0	¥12,217.7
	ROCE [ (2)/(3) × 100 ]	5.8%	5.6%

*	“Capital investment” is the accrual-based amount required for acquisition of property, plant and equipment, and intangibles. The differences from the amounts of “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as follows:

FY2005
Payments for property, plant and equipment	¥1,611.0
Acquisition of intangible and other assets	¥543.7
Total	¥2,154.7
Difference from the total of capital investments	¥97.3

- R8 -

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the number of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees). We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.

ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET’S ADSL charges attributable to our telephone subscriber lines services.

ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET’S ISDN charges attributable to our ISDN.

Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines.

In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS- Net 64 subscriptions.

From the three months ended Jun. 30, 2005, a call from fixed telephone of NTT East or West to mobile phone with dialing Carrier Identification Code is billed on end-to-end basis and those amounts are recorded as call rates revenues of NTT East or West.

We compute ARPU for our cellular business using three aggregate measures.

Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, to our conventional mova services.

Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.

Cellular Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova).

Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to conventional mova services.

International service-related revenues in cellular business, which had not been included in previous reports, have been included in the Cellular ARPU data calculation for the fiscal year ending Mar. 31, 2006, due to its growing contribution to total revenues. International service-related Cellular ARPU included in the Cellular ARPU for 1st quarter ended Jun. 30, 2005, are 30 yen for Cellular Aggregate ARPU (FOMA+mova), 60 yen for Cellular Aggregate ARPU (FOMA), and 20 yen for Cellular Aggregate ARPU (mova), those for 2nd quarter ended Sept. 30 are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova), and those for six months ended Sept. 30, 2005, are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 60 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova) and forecasts for the fiscal year ending Mar. 31, 2006 are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova). Cellular ARPU data in Aggregate ARPU (FOMA+mova) generated from International services for the relevant periods are 20 yen for the fiscal year ended Mar. 31, 2005.

No. of DoPa single service subscribers, which had not been included in previous reports, has been included in the No. of mova subscribers from the results for the first six months of the fiscal year ended Mar. 31, 2005 in order to standardize the definition of subscribers used by all the mobile operators in Japan. DoPa single service subscribers and the revenues thereof are not included in the ARPU calculations.

No. of active subscribers used in ARPU calculation are as below. ARPU calculation for the year ending Mar. 31, 2006 (Revised forecast) is based on the active subscribers from Apr. to Sept.

FY Results & Forecast: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Mar.

1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

2Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jul. to Sep.

3Q Results: Sum of No. of active subscribers**(as defined below) for each month from Oct. to Dec.

4Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jan. to Mar.

** active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

- R9 -

November 9, 2005

FOR IMMEDIATE RELEASE

Interim Settlement for Fiscal Year Ending March 31, 2006

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the interim period of fiscal 2005 are presented in the following attachments.

(Attachments)

1. Summary of Results

2. Non-consolidated Comparative Balance Sheets

3. Non-consolidated Comparative Statements of Income

4. Business Results (Non-consolidated Operating Revenues)

5. Non-consolidated Comparative Statements of Cash Flows

Inquiries:

Hiroshi Niitsu , Kenkichi Nakata

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

Attachment 1

SUMMARY OF RESULTS

1. Overall Business Conditions

During the interim period ended September 30, 2005, the Japanese economy continued a steady recovery. Corporate profits improved, and capital investment gradually expanded. The employment situation, while still harsh, continued to improve, and personal consumption showed a gradual increase.

In the information and communications sector, consumer demands have become increasingly complex, diversified and global in scale, as society’s expectations for ubiquitous networks—the ability to send and receive a wide range of information anytime and anywhere have increased. With a surge in demand for mobile and Internet communications, the telecommunications market has been undergoing drastic structural changes, leading to intensified service competition for customers. Within the broadband market, IP telephony is becoming widely available, and as the number of new optical access service subscribers has exceeded that of new DSL service subscribers, the demand for optical access services has continued to rise rapidly.

In the fixed-line market, the direct subscriber telephone service using dry copper went into full swing, bringing about a full-scale competition for subscribers to metal, optical, and other types of access line services.

Within this business environment, Nippon Telegraph and Telephone East Corporation (NTT East) has worked hard to achieve the goal defined in the NTT Group’s Medium-Term Management Strategy, which was announced in November 2004 of shifting 30 million customers to optical fiber access services by 2010. To this end, NTT East has devoted its energy on meeting increased customer needs for broadband communications to attract one million new subscribers to FLET’S Hikari services by the end of this fiscal year. Specific measures include the full-scale promotion of optical IP telephone services and the development and provision of safe, reliable and high value-added services. NTT East has also worked to build a stable and enhanced management infrastructure and to reduce property expenses and streamline its assets to increase operational efficiency, and has implemented internal reorganization in order to accelerate decision making and further boost its sales. With measures such as these, NTT East has strove to achieve more flexible business operations that are more responsive to changes in the business environment.

1

2. Promotion of Optical IP-Based Services

In the rapidly expanding broadband market, NTT East has worked to further upgrade its services to respond to its customers’ diverse needs, while continuing to lower rates. The company actively promoted the “Hikari Denwa” IP telephony service that permits subscribers to make and receive calls to and from conventional phone lines and within the IP phone network, using the conventional phone-line number with no prefix, and introduced a new monthly rate plan for the service in April 2005. In addition, the company changed the service name of “Corporate IP Telephone Service” to “Hikari Denwa Business Type” and modified its service terms by lowering basic fees and introducing a new call rate plan to attract more corporate customers. NTT East also augmented its B FLELT’S service, which offers flat-rate high-speed Internet connections via a fiber optic network, to add a new menu item enabling the combined use of B FLET’S with Hikari Denwa Business Type.

NTT East introduced various optional services to increase convenience for Hikari Denwa users. NTT East has devoted its efforts on launching such value-added services as the “Free Access” reverse charge call service (for Hikari Denwa Business Type only) in April 2005 and the “171” disaster message service in May. The company has also worked to reduce rates by lowering monthly charges for the “Nuisance Call Blocking Service” in June.

In keeping with the ongoing development of the ubiquitous broadband society, NTT East has been promoting the increase of “FLET’S SPOT” access points where subscribers to the FLET’S SPOT service can connect to high-speed flat-rate Internet via access points near stations, cafes, hotels, and other locations, using their own wireless LAN-compatible laptop PCs that are used in the office or at home. Additionally, in order to provide subscribers with enhanced and convenient Internet connections, NTT East, jointly with NTT West, has begun providing mutual roaming services to give both FLET’S SPOT users access to the Internet via access points in the NTT East and NTT West FLET’S SPOT service areas and to enhance service functions of FLET’S SPOT to enable subscribers to have Internet access using different types of wireless LAN equipment.

2

With respect to measures taken by NTT East to promote sales of FLET’S services, NTT East launched in May 2005 the “FLET’S Summer Campaign” to waive monthly fees for B FLET’S services for two months. Through such promotional activities, NTT East has actively committed itself to meeting customers’ diversified needs and to developing a user-friendly environment for broadband communications.

In an effort to expand its offerings of high value-added content exploiting the broadband environment, NTT East formed partnerships with various content providers in distributing content. Examples include the “Korean Drama Theater ‘Brokore (Broadband Korea)’ on FLET’S” that offers popular Korean dramas, as well as Korean entertainment news, and “Toei Tokusatsu Anime Archives on FLET’S” that features very popular Japanese animations and live-action superhero (tokusatsu) programs that were broadcast on TV in the past.

3. Measures for Fixed-Line Telephone Services

In the fixed-line market, the introduction of direct subscriber telephone service using dry copper line has brought about an era of full-scale competition for customers. Under such circumstances, in May 2005, in an effort to reduce monthly charges for fixed-line telephone services, NTT East began offering discounts on basic connection fees to subscribers who have multiple telephone lines under a single billing address.

4. Development of Solutions Business

In its corporate service sector, under NTT East’s “Team M@rketing Solutions” business concept for tackling issues and developing new businesses in partnership with its corporate customers, the company has been working actively to provide “total solutions” that combine its network integration and systems integration technologies. In doing so, NTT East drew on its network services for business users, including “Mega Data Netz,” “Flat Ether,” “Super Wide LAN,” and “Metro Ether,” as well as its information systems services, including security data centers. In its total solutions business, NTT East launched “Mobile Presence Solutions” and “Network Quarantine Solution.” The Mobile Presence Solutions service reduces overall management costs by minimizing operational losses arising from unnecessary callbacks and call-handling time in daily operations. The Network Quarantine Solution service, designed to accommodate corporate security needs, prevents information leakage and virus infection by enhancing security measures for business computers used in public and private institutions. In addition, active efforts have been made in the e-Japan Strategic Sales Promotion Division of the Corporate Business Headquarters and the e-Japan Strategic Sales Promotion Office of the Business Communications Department of each branch, to provide e-government solutions in response to opportunities presented by the e-Japan Priority Plans of local governments within the NTT East area.

3

5. Reorganization of Business Operation Structure

As for business management structure, NTT East has been committed to enhancing its customer services, increasing profitability and cost competitiveness to respond to the full-scale development of optical IP networks, and enhancing efficiency by introducing a flow-through operation system. To this end, NTT East integrated each prefecture’s three outsourcing subsidiaries (those responsible for sales, facilities and common back-office functions)* into a single prefectural outsourcing subsidiary. The new outsourcing companies are in charge of corporate service operations previously conducted by NTT East branches. With respect to the Tokyo area, it has been divided into five blocks and each block has a new outsourcing subsidiary to provide more fine-tuned customer services and increase operational efficiency.

*	Sales subsidiary: NTT Service [prefecture name] Corporation; Facility subsidiary: NTT ME [prefecture or region name] Corporation; Back-office subsidiary: NTT Business Associe [prefecture name] Co., Ltd.

Following the full enforcement of the Personal Information Protection Act, in April 2005, NTT East established the Personal Information Protection Promotion Office that formulates and organizes policies for promoting the protection of personal data and that conducts activities to raise its employees’ privacy awareness. As a corporate citizen, NTT East has also been promoting initiatives that give serious consideration not only to economic aspects but also to social aspects, such as corporate ethics and philanthropy, and environmental aspects, thereby contributing to the sustainable development of society. In supporting these endeavors, in August 2005, NTT East set up the CSR (corporate social responsibility) Committee.

4

With regard to disaster countermeasures, NTT East provided support as an information and communications provider to the victims of the flood in the Niigata region in June 2005 and of the earthquake in the Miyagi region in August 2005, by operating the “171” disaster message service that enables people to confirm the safety of their families, relatives and friends in disaster areas.

6. Sales Performance

As a result of these efforts, sales performance in NTT East major areas of service was as follows during the interim period under review.

With respect to NTT East’s broadband access services, as of the end of September 2005, there were 1,301,000 B FLET’S subscribers, an increase of 416,000 from the end of March 2005, and 2,971,000 FLET’S ADSL subscribers, an increase of 138,000 from the end of March 2005.

The number of channels for the “Hikari Denwa” IP telephony service grew to 101,000 channels as of the end of September 2005.

With respect to NTT East’s subscriber telephone services, the total number of lines installed was 24.25 million as of the end of September 2005, a decrease of 640,000 from the end of March 2005, while the total number of INS-Net 64 lines fell by 140,000 from the end of March 2005 to 3.92 million as a result of the shift to broadband access services.

During the interim period under review, operating revenue totaled 1,049.9 billion yen (down 2.0 % from the same period of the previous year); recurring profit came to 56.4 billion yen (up 5.5% from the same period of the previous year); and net profit totaled 34.0 billion yen (up 8.5% from the same period of the previous year).

5

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2005	September 30, 2005	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment	2,968,134	2,954,701	(13,433)
Machinery and equipment	580,807	565,409	(15,398)
Antenna facilities	8,158	8,123	(34)
Terminal equipment	30,769	39,200	8,431
Local line facilities	655,890	666,073	10,182
Long-distance line facilities	11,901	10,880	(1,020)
Engineering facilities	766,392	749,107	(17,284)
Submarine line facilities	1,050	938	(111)
Buildings	622,535	629,446	6,910
Construction in progress	28,245	29,454	1,209
Other	262,382	256,065	(6,316)
Intangible fixed assets	105,746	99,469	(6,276)
Total fixed assets - telecommunications businesses	3,073,880	3,054,171	(19,709)
Investments and other assets
Deferred income taxes	347,781	323,250	(24,531)
Other investments	84,291	76,382	(7,909)
Allowance for doubtful accounts	(2,122)	(1,818)	303
Total investments and other assets	429,950	397,813	(32,136)
Total fixed assets	3,503,830	3,451,984	(51,846)

Current assets:
Cash and bank deposits	107,637	92,399	(15,238)
Notes receivable	131	52	(78)
Accounts receivable, trade	370,104	314,484	(55,619)
Supplies	29,475	32,819	3,343
Other current assets	81,202	120,392	39,189
Allowance for doubtful accounts	(4,082)	(5,202)	(1,119)
Total current assets	584,469	554,945	(29,523)

TOTAL ASSETS	4,088,300	4,006,930	(81,369)

	(Millions of yen)
	March 31, 2005	September 30, 2005	Increase (Decrease)

LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	883,881	842,955	(40,926)
Liability for employees’ severance payments	656,004	640,505	(15,498)
Other long-term liabilities	7,359	7,218	(140)

Total long-term liabilities	1,547,245	1,490,680	(56,565)

Current liabilities:
Current portion of long-term borrowings from parent company	144,171	169,454	25,282
Accounts payable, trade	118,372	81,778	(36,594)
Short-term borrowings	—	55,000	55,000
Accounts payable, other	273,517	188,936	(84,580)
Accrued taxes on income	2,676	1,266	(1,409)
Other current liabilities	83,266	99,353	16,086
Total current liabilities	622,004	595,789	(26,214)

TOTAL LIABILITIES	2,169,249	2,086,469	(82,779)

SHAREHOLDERS’ EQUITY

Common stock	335,000	335,000	—

Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—

Earned surplus
Unappropriated retained earnings for the period	83,563	84,036	473
Total earned surplus	83,563	84,036	473

Net unrealized gains (losses) on securities	760	1,697	936

TOTAL SHAREHOLDERS’ EQUITY	1,919,050	1,920,460	1,410

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,088,300	4,006,930	(81,369)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Recurring profits and losses

Operating revenues and expenses

Telecommunications businesses
Operating revenues	1,003,879	983,387	(20,492)	2,024,629
Operating expenses	958,508	934,312	(24,195)	1,937,555
Operating income from telecommunications businesses	45,371	49,075	3,703	87,073
Related businesses
Operating revenues	67,581	66,606	(974)	156,298
Operating expenses	65,021	68,562	3,540	155,638
Operating income (losses) from related businesses	2,559	(1,956)	(4,515)	660
Operating income	47,930	47,118	(811)	87,733

Non-operating revenues and expenses

Non-operating revenues:	27,952	30,800	2,848	61,006
Interest income	32	25	(7)	63
Lease income	24,524	27,133	2,608	53,563
Miscellaneous income	3,394	3,641	246	7,379

Non-operating expenses:	22,406	21,485	(921)	51,124
Interest expenses	8,967	8,278	(688)	17,628
Lease expenses	12,255	11,647	(607)	26,497
Miscellaneous expenses	1,184	1,559	374	6,997
Recurring profit	53,476	56,434	2,958	97,615

Special profits and losses

Special profits	2,840	878	(1,962)	8,397
Special losses	3,368	—	(3,368)	6,736
Income before Income taxes	52,948	57,312	4,363	99,276
Corporation, inhabitant, and enterprise taxes	(18,427)	(1,812)	16,614	(21,153)
Deferred tax expenses (benefits)	40,000	25,096	(14,903)	62,300
Net income	31,375	34,028	2,652	58,129
Unappropriated retained earnings brought forward	25,433	50,008	24,574	25,433
Unappropriated retained earnings for the period	56,809	84,036	27,227	83,563

4. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2005
Voice transmission services revenues (excluding the amounts of IP services revenues)	713,846	661,986	(51,859)	(7.3%)	1,401,433
Monthly charge revenues*	462,868	406,335	(56,533)	(12.2%)	903,629
Call rates revenues*	98,752	96,224	(2,528)	(2.6%)	190,405
Interconnection call revenues*	103,338	109,726	6,387	6.2%	215,128
IP services revenues	98,036	127,182	29,146	29.7%	211,357
Leased circuit services revenues (excluding the amounts of IP services revenues)	105,123	98,548	(6,574)	(6.3%)	208,730
Telegram services revenues	13,155	12,774	(381)	(2.9%)	27,201
Other telecommunications services revenues	73,717	82,895	9,177	12.5%	175,907
Telecommunications total revenues	1,003,879	983,387	(20,492)	(2.0%)	2,024,629

Related business total revenues	67,581	66,606	(974)	(1.4%)	156,298

Total operating revenues	1,071,460	1,049,993	(21,466)	(2.0%)	2,180,928

*	Partial listing only

5. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

		(Millions of yen)
		Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Year ended March 31, 2005
I	Cash flows from operating activities:
	Income before income taxes	52,948	57,312	4,363	99,276
	Depreciation and amortization	238,486	254,686	16,199	483,027
	Loss on disposal of property, plant and equipment	16,998	8,711	(8,286)	40,136
	Increase (decrease) in liability for employees’ severance payments	(11,190)	(15,498)	(4,308)	(72,575)
	(Increase) decrease in accounts receivable	46,022	57,044	11,022	12,725
	(Increase) decrease in inventories	(1,198)	(3,343)	(2,144)	1,171
	Increase (decrease) in accounts payable and accrued expenses	(171,192)	(99,346)	71,845	(83,952)
	Increase (decrease) in accrued consumption tax payable	1,871	607	(1,264)	(158)
	Other	(22,035)	(70,956)	(48,920)	(13,159)

	Sub-total	150,710	189,218	38,508	466,490

	Interest and dividends received	252	354	101	297
	Interest paid	(9,794)	(9,243)	551	(17,771)
	Income taxes received (paid)	(16,022)	21,196	37,218	(16,095)

	Net cash provided by (used in) operating activities	125,146	201,526	76,380	432,922

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(208,330)	(207,723)	607	(401,013)
	Proceeds from sale of property, plant and equipment	3,962	2,399	(1,562)	11,624
	Acquisition of investment securities	(126)	(543)	(417)	(7,353)
	Proceeds from sale of investment securities	398	412	14	417
	Other	(3,792)	(785)	3,006	8,273

	Net cash provided by (used in) investing activities	(207,888)	(206,239)	1,649	(388,050)

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	17,950	35,000	17,050	17,950
	Payments for settlement of long-term debt	(62,393)	(50,643)	11,750	(95,559)
	Net increase (decrease) in short-term borrowings	71,000	55,000	(16,000)	—
	Dividends paid	(32,495)	(33,500)	(1,005)	(32,495)

	Net cash provided by (used in) financing activities	(5,938)	5,856	11,795	(110,104)

IV	Net increase (decrease) in cash and cash equivalents	(88,680)	1,144	89,824	(65,232)
V	Cash and cash equivalents at beginning of period	186,287	121,055	(65,232)	186,287

VI	Cash and cash equivalents at end of period	97,607	122,199	24,592	121,055

November 9, 2005

FOR IMMEDIATE RELEASE

Interim Settlement for Fiscal Year Ending March 31, 2006

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the interim period of fiscal 2005 are presented in the following attachments.

(Attachments)

1. Summary of Results

2. Non-consolidated Comparative Balance Sheets

3. Non-Consolidated Comparative Statements of Income

4. Business Results (Non-Consolidated Operating Revenues)

5. Non-Consolidated Comparative Statements of Cash Flows

Inquiries:

Mr. Shinji Uchida or Mr. Kazunori Oonishi

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

Attachment 1

Summary of Results

During the six months ended September 30, 2005, the Japanese economy continued to show a steady overall recovery with improved corporate earnings and increased capital expenditure and consumer spending.

The telecommunications market has been undergoing drastic environmental changes as a result of the rapid spread of broadband access services and the introduction of new types of services such as FMC (Fixed-Mobile Convergence) services that combine mobile and fixed-line telephones, and “Triple Play” service that integrate Internet, IP telephone and video capabilities all in one.

In the rapidly expanding broadband market, customer needs are becoming more diverse than ever and competition among telecommunications providers is intensifying in the form of both services and prices, against the backdrop of further acceleration in the changeover to fiber optics and IP. In the fixed-line telephone market, meanwhile, the shift toward mobile and IP phones as well as the spread of direct subscriber telephone services using dry copper lines made for an increasingly competitive business environment.

In the midst of rapid changes in market and competitive conditions, Nippon Telegraph and Telephone West Corporation (NTT West) positioned fiscal 2005 as a critical year for taking the “first steps” toward achieving the “NTT West Group Medium-Term Vision” and its goal of “providing optical access services to 15 million users in 2010.” Toward this end, NTT West moved forward with efforts to introduce attractive new services aimed at dramatic expansion of optical access lines and fiber-optic IP-based services, promoting high value-added solution businesses such as security features, and expanding the operations of the entire NTT West Group. Specifically, NTT West implemented the following measures:

1.	Development of the Broadband Business

(i)	Expanded Broadband Access Services

In optical access services, to supplement its conventional B-FLET’S plans and satisfy diversifying user needs, NTT West offered the “FLET’S HIKARI PREMIUM Family Type” plan, a new access service that provides high-quality video-telephony using IPv6 addresses and security protection as basic functions, and additionally supports optical IP phone and On Demand TV. NTT West also introduced the “FLET’S HIKARI PREMIUM Condominium Type” plan, a new service for multi-dwelling houses to meet the needs of customers living in condominium buildings.

Also, in addition to the previously-offered limited-time, no-monthly-fee campaign for new subscribers to FLET’S HIKARI (a generic term for B-FLET’S and FLET’S HIKARI PREMIUM) services, NTT West introduced the “HIKARI GUTTO DISCOUNT,” a discount program with a special rate for up to one year for new subscribers who signed up for a “FLET’S HIKARI PREMIUM Family Type” plan or a “B-FLET’S Family 100 Type” plan in Shizuoka, Aichi, Kyoto, Osaka, Hyogo, Hiroshima, or Fukuoka during a specified promotion period. For ADSL users, NTT West offered a discount of maximum 50% for one year to attract more customers.

Furthermore, to attract new FLET’S subscribers and encourage continued use of the service, NTT West offered the “FLET’S ATTO (amazing) DISCOUNT,” which provides a discount on monthly charges with the requirement of two continuous years of use, and “FLET’S ZUTTO (continuous) DISCOUNT,” which offers an automatic discount on monthly charges based on the number of years of use.

NTT West also made efforts to provide services meeting customer needs by achieving shorter lead time (from application to line connection) with the introduction of the Administrative Quick Response for Optical Service (AQROS) system and making 24-hour support available to ensure customers can make use of its service with peace of mind. As a result, the number of FLET’S HIKARI subscriber lines installed exceeded one million in just four years and one month, after a full-scale launch of the service.

(ii)	Expanded Broadband Application Services

NTT West began to offer the “HIKARI DENWA (fiber-optic phone)” service, an optical IP phone service for individual customers, not only to “B-FLET’S Condominium Type” users but also to users of “FLET’S HIKARI PREMIUM Family Type” and “FLET’S HIKARI PREMIUM Condominium Type.”

For corporate customers, NTT West also added to the “HIKARI DENWA Business Type” plan a mobile IP-phone terminal, which is compatible with the optional “IP Centrex function.” This allows NTT West to make highly convenient IP phone terminals available to customers at a reasonable introductory cost.

NTT West also added new features to “HIKARI DENWA” and “HIKARI DENWA Business Type” to achieve a level of usability equal to fixed-line telephones and proactively deployed the service across the region to expand the customer base.

To enhance its application services that use IPv6 addresses, NTT West launched “FLET’S v6 My Disk” targeted at users of “FLET’S HIKARI PREMIUM” and “FLET’S v6 APPLI” services. The new service enables users to store and manage a large volume of data such as images taken with a digital camera and document files, and share data with other users safely.

As part of its “FLET’S SQUARE” service, NTT West has been providing live broadcasts of concerts and events and videos of popular cartoons to FLET’S access service users, and it recently opened “v6 Stage,” a broadband site for users of FLET’S HIKARI PREMIUM and FLET’S v6 APPLI, to distribute “multi-angle content” that allows simultaneous viewing of a scene from multiple angles, and “high-quality content” in the Hi-Vision, in an effort to further enhance the unique attractiveness of FLET’S services.

For “FLET’S SPOT,” a public wireless LAN service, NTT West opened “FLET’S SPOT Cafe” at five key stations in the western Japan region, where visitors can experience ubiquitous wireless service with leading-edge wireless LAN equipment and application software. At the same time, NTT West added to the number of access points to expand the service area so that customers can use the service in an ever more convenient and comfortable manner. In addition, in response to demand for a nationwide public wireless LAN service that covers the service areas of NTT West and East and consumer interest in using different wireless LAN terminals for different purposes, each of which is increasing in line with the growing number of customers, NTT West decided to offer a new service that supports mutual-roaming between NTT West and NTT East through “FLET’S SPOT” and compatibility with multiple wireless LAN terminals from October 2005.

2.	Development of the Solution Business

NTT West launched “Mobile IP Centrex Solution” as a new item in the “N.prosol” line-up. This solution allows fast and low-cost creation of a ubiquitous office environment that integrates fixed-line phones with mobile phones and voice with data by combining “HIKARI DENWA Business Type,” an IP phone service for corporate customers, with 3G mobile phone and wireless LAN dual terminals.

For security-related services, NTT West worked together with NTT MARKETING ACT CORPORATION and NTT NEOMEIT CORPORATION to launch “ThinClient Total Solution,” a system that prevents confidential information from being taken out illegally by a person inside of an organization or being leaked via lost or stolen data. It is targeted at corporate customers and local governments that have concerns about information security measures following the enforcement of the Law Concerning the Protection of Personal Information.

To provide a higher level of authentication at login to business systems that are constructed and operated from a network of multiple sites, NTT West also introduced the “Biometrics-enabled IC Card Security System” jointly with NTT CARD SOLUTION CORP. This system combines biometrics technology, which has gained attention due to its ability to protect personal information against loss or theft, with “ELWISE-CARD,” which is an IC card developed by NTT Service Integration Laboratories.

Also, NTT West and NTT COMWARE CORPORATION jointly installed a biometrics authentication system within the electronic prefectural office systems of the Saga Prefectural Office, which is the first biometric authentication system that manages access from all employee computer terminals to be introduced in a prefectural government office.

Furthermore, NTT West opened its business service center to provide secure, safe, and reliable services to preferred corporate customers that use many services, such as leased circuits and LAN services. The service center manages the entire process of order acceptance, installation, and support for stable operation in a prompt, flexible, and integrated manner, with the goal of providing smooth multi-point, multi-line connection, prompt repair service, and comprehensive after-sale service, regardless of type of circuit or location.

3.	Expanded NTT West Group Operations

NTT NEOMEIT CORPORATION collaborated with Hewlett-Packard Japan Ltd. to launch the “Community-Based IT Full Support Service Business,” which offers a full range of support services in an integrated manner from provision of IT equipment to system construction, operation and maintenance, and data erasure / recycling of PCs and servers at the time of system upgrade.

NTT NEOMEIT also developed “u-Consent (outlet) Service (tentative name),” which is Japan’s first home appliance control service that creates a remote control environment by networking existing home appliances and combining broadband circuits with mobile phones. NTT NEOMEIT plans to start a field trial in the second half of the fiscal year.

NTT MARKETING ACT CORPORATION has provided nursing homes with “ACTOS KIT TAG de OMAMORI (protect) MENU,” a system that was developed jointly with NTT APPLIE CORPORATION, Dai Nippon Printing Co., Ltd., and NTT West, based on trial results of a system that combines broadband circuit and wireless IC tag technologies.

NTT MARKETING ACT also launched the “ACTOSMALL SHUTTEN (shop-opening) SERVICE” at its Internet shopping site ACTOSMALL,” which provides an all-in-one package of support services covering acquisition of new customers, settlement and delivery, to general business operators who are planning to open an Internet store and is also working to increase the number of customers and shops through an alliance with the portal site “ACTOS e-MACHISHIROU (find information about your town on the Web).”

4.	Measures for Fixed-Line Telephone Services

Faced with a widespread use of direct subscriber telephone services using dry copper, NTT West lowered rates, including by implementing discounts on basic charges (line service charges) for customers who receive consolidated bills for multiple lines, in order to encourage continued use of NTT West’s telephone services.

The “Number Display” service exceeded five million subscribers in less than seven years after its full-scale launch due to the fact it meets the needs of home telephone users and serves to improve customer service at telephone reception desks in a range of business environments.

NTT West also worked to maintain and improve the level of customer service throughout the entire service area of NTT West. As part of such efforts, NTT West established a system whereby calls to 133 (for repair service) are transferred to “Number 113” centers in other regions when call volume is heavy due to natural disaster or equipment failure, to allow the handling of as many calls as possible.

In addition to the above, NTT West waived basic charges for customers who could not use their telephones for 24 hours or longer due to building damage from typhoons, and those who had no access to their telephones for 24 hours or longer because they had been ordered to evacuate. This was based on the number of days without telephone access. Reinstallation charges for customers who moved from damaged buildings to temporary housing were also waived.

Furthermore, amid intense public criticism arising from a series of corporate scandals, the NTT West Group has been actively working to reinforce its corporate ethics. During this period, the Group further applied itself to cultivating high ethical standards both officially and privately, and creating a solid corporate culture against fraud and misconduct. Among other things, the Group held corporate ethics workshops similar to those held last year for all levels of management and employees, and conducted surveys to determine the level of employee awareness of ethical issues.

Meanwhile, in the light of the full-fledged enforcement of the Law Concerning the Protection of Personal Information, the need for proper handling of customer information is more significant than ever. The NTT West Group reinforced its efforts to protect customer information by implementing various measures: (1) creation of the “Information Security Promotion Center” to provide guidance across the group companies; (2) conducting workshops and on-site inspections of contractors to implement stricter control systems and procedure based on the “Security Guidelines for Protection of Customer Information Held by Contractors”; (3) check on the level of understanding concerning the protection of customer information by self-evaluation testing on the Web for all employees (including those in group companies, and temporary workers) and; (4) preparation and distribution of “Q&As” on the protection of personal information and “One-Point Advice” summarizing precautions.

To lay the groundwork for such measures, the entire NTT West Group carried out “customer first” activities and continued to work diligently to earn the trust and confidence of its customers.

As a result of the above measures, the results of our principal services for the six months ended September 30, 2005 were as follows: the number of subscriber telephone lines installed stood at 24.71 million; in INS-Net services, the number of INS-Net 64 lines installed totaled 3.68 million and; the number of FLET’S ADSL and FLET’S HIKARI installations came to 2.61 million and 1.05 million, respectively.

Operating revenue, recurring profit, and net profit for the first six months of the fiscal year ending amounted to 1005.0 billion yen, 30.6 billion yen, and 19.1 billion yen, respectively.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2005	September 30, 2005	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment	2,920,524	2,911,758	(8,766)
Machinery and equipment	550,458	566,959	16,501
Antenna facilities	11,407	10,972	(435)
Terminal equipment	27,847	30,804	2,956
Local line facilities	826,738	819,175	(7,562)
Long-distance line facilities	8,497	7,806	(690)
Engineering facilities	647,060	638,144	(8,916)
Submarine line facilities	5,177	4,653	(523)
Buildings	555,067	537,858	(17,208)
Construction in progress	38,253	48,966	10,713
Other	250,017	246,416	(3,600)
Intangible fixed assets	94,823	94,070	(752)
Total fixed assets-telcommunications businesses	3,015,348	3,005,829	(9,519)
Investments and other assets
Deferred income taxes	391,488	353,779	(37,708)
Other investments	34,376	31,497	(2,879)
Allowance for doubtful accounts	(713)	(450)	263
Total investments and other assets	425,151	384,827	(40,323)
Total fixed assets	3,440,499	3,390,656	(49,843)

Current assets:
Cash and bank deposits	111,479	114,509	3,029
Notes receivable	14	66	52
Accounts receivable, trade	379,119	314,267	(64,852)
Supplies	34,833	35,211	378
Other current assets	118,116	102,199	(15,917)
Allowance for doubtful accounts	(3,233)	(4,306)	(1,073)
Total current assets	640,329	561,947	(78,382)

TOTAL ASSETS	4,080,829	3,952,603	(128,225)

	(Millions of yen)
	March 31, 2005	September 30, 2005	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	1,055,194	1,053,041	(2,153)
Liability for employees’ severance payments	710,090	695,220	(14,870)
Other long-term liabilities	10,112	12,459	2,347
Total long-term liabilities	1,775,397	1,760,721	(14,676)

Current liabilities:

Current portion of long-term borrowings from parent company	200,090	230,908	30,817
Accounts payable, trade	167,218	116,178	(51,040)
Accounts payable, other	269,332	152,736	(116,595)
Accrued taxes on income	2,481	1,083	(1,397)
Other current liabilities	115,567	152,370	36,803
Total current liabilities	754,690	653,277	(101,412)

TOTAL LIABILITIES	2,530,087	2,413,998	(116,088)

SHAREHOLDERS’ EQUITY

Common stock	312,000	312,000	—

Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—

Earned surplus
Unappropriated retained earnings for the period	68,670	56,534	(12,136)
Total earned surplus	68,670	56,534	(12,136)

Net unrealized gains (losses) on securities	17	16	(1)

TOTAL SHAREHOLDERS’ EQUITY	1,550,741	1,538,604	(12,137)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,080,829	3,952,603	(128,225)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Recurring profits and losses

Operating revenues and expenses

Telecommunications businesses
Operating revenues	956,272	933,491	(22,780)	1,921,025
Operating expenses	907,902	905,843	(2,059)	1,846,367
Operating income from telecommunications businesses	48,369	27,648	(20,721)	74,657
Related businesses
Operating revenues	72,915	71,508	(1,407)	177,022
Operating expenses	73,295	73,080	(215)	181,531
Operating losses from related businesses	(380)	(1,571)	(1,191)	(4,508)
Operating income	47,989	26,076	(21,912)	70,148

Non-operating revenues and expenses

Non-operating revenues:	26,431	26,528	96	56,074
Interest income	2	2	(0)	6
Lease income	23,883	23,417	(466)	47,648
Miscellaneous income	2,545	3,108	562	8,419
Non-operating expenses:	21,001	21,930	928	46,135
Interest expenses	9,826	8,399	(1,427)	19,264
Lease expenses	9,993	10,937	944	21,858
Miscellaneous expenses	1,182	2,593	1,411	5,012
Recurring profit	53,419	30,674	(22,745)	80,087

Special profits and losses

Special profits	3,662	2,674	(988)	10,170
Special losses	3,590	—	(3,590)	7,181
Income before Income taxes	53,491	33,348	(20,143)	83,077
Corporation, inhabitant, and enterprise taxes	(32,908)	(23,764)	9,143	(57,120)
Deferred tax expenses (benefits)	54,800	37,994	(16,805)	99,100
Net income	31,599	19,118	(12,480)	41,097
Unappropriated retained earnings brought forward	27,572	37,415	9,842	27,572
Unappropriated retained earnings for the period	59,172	56,534	(2,638)	68,670

4. Business Results(Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2005
Voice transmission services revenues (excluding the amounts of IP services revenues)	697,360	643,377	(53,982)	(7.7%)	1,369,195
Monthly charge revenues*	446,489	395,162	(51,327)	(11.5%)	872,886
Call rates revenues*	103,651	93,506	(10,144)	(9.8%)	198,733
Interconnection call revenues*	101,730	108,223	6,493	6.4%	209,544
IP services revenues	82,481	108,744	26,263	31.8%	180,326
Leased circuit services revenues (excluding the amounts of IP services revenues)	87,440	85,057	(2,383)	(2.7%)	174,392
Telegram services revenues	14,731	14,391	(340)	(2.3%)	31,180
Other telecommunications services revenues	74,259	81,921	7,662	10.3%	165,929
Telecommunications total revenues	956,272	933,491	(22,780)	(2.4%)	1,921,025

Related business total revenues	72,915	71,508	(1,407)	(1.9%)	177,022

Total operating revenues	1,029,187	1,005,000	(24,187)	(2.4%)	2,098,048

*	Partial listing only

5. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

		(Millions of yen)
		Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Year ended March 31, 2005
I	Cash flows from operating activities:
	Income before income taxes	53,491	33,348	(20,143)	83,077
	Depreciation and amortization	217,843	215,325	(2,518)	435,060
	Loss on disposal of property, plant and equipment	17,273	14,905	(2,368)	33,319
	Increase (decrease) in liability for employees’ severance payments	(14,678)	(14,870)	(192)	(80,346)
	(Increase) decrease in accounts receivable	53,958	66,218	12,260	1,956
	(Increase) decrease in inventories	1,384	(378)	(1,763)	4,606
	Increase (decrease) in accounts payable and accrued expenses	(147,372)	(137,342)	10,029	(6,390)
	(increase) decrease in accrued consumption tax receivable	—	62	62	(62)
	Increase (decrease) in accrued consumption tax payable	1,946	1,693	(252)	(2,652)
	Other	(28,316)	(19,977)	8,339	(3,381)

	Sub-total	155,530	158,984	3,454	465,187

	Interest and dividends received	95	162	67	283
	Interest paid	(9,907)	(8,955)	952	(19,698)
	Income taxes received (paid)	52,474	57,480	5,005	52,439

	Net cash provided by (used in) operating activities	198,193	207,673	9,479	498,212

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(185,081)	(241,052)	(55,971)	(381,332)
	Proceeds from sale of property, plant and equipment	4,395	3,717	(678)	13,567
	Acquisition of investment securities	(2,300)	(1,165)	1,134	(3,678)
	Proceeds from sale of investment securities	155	2,148	1,992	2,239
	Other	152	253	101	(197)

	Net cash provided by (used in) investing activities	(182,677)	(236,098)	(53,420)	(369,401)

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	100,000	96,707	(3,292)	190,000
	Payments for settlement of long-term debt	(36,469)	(68,043)	(31,573)	(276,201)
	Net increase (decrease) in short-term borrowings	(40,000)	23,000	63,000	2,000
	Dividends paid	(34,494)	(31,200)	3,294	(34,494)

	Net cash provided by (used in) financing activities	(10,964)	20,463	31,428	(118,696)

IV	Net increase (decrease) in cash and cash equivalents	4,551	(7,961)	(12,512)	10,114
V	Cash and cash equivalents at beginning of period	118,806	128,920	10,114	118,806

VI	Cash and cash equivalents at end of period	123,358	120,959	(2,398)	128,920

November 9, 2005

NTT Com Announces Interim Financial Results

For Fiscal Half Year Ended September 30, 2005

TOKYO, JAPAN – NTT Communications (NTT Com) today announced non-consolidated financial results for the fiscal half-year ended September 30, 2005. Operating revenues advanced to 547.8 billion yen, up 4.3% or 22.4 billion yen year on year. Operating income fell 13.5 billion yen, or 28.3%, to 34.3 billion yen, and recurring profit totaled 38.0 billion yen, down 18.6% or 8.7 billion yen. Net income totaled 2.8 billion yen, down 89.8% or 24.8 billion yen as a result of revaluation of affiliated companies NTT USA, Inc., JSAT Inc., and NTT EUROPE LTD. being posted as special losses of 16.4 billion yen, 15.9 billion yen, and 5.3 billion yen, respectively, despite distributable income of 22.3 billion yen posted as special profit from the dissolution of NTT Investment Singapore Pte. Ltd.

BACKGROUND

Corporate Vision

Since fiscal 2003, NTT Com has been evolving into a “Global IP Solution Company” to provide turnkey solutions that meet needs for advanced communications. To further this vision, NTT Com is focusing on five core business domains: solution, network management, security, global, and new this year, ubiquitous services, which reflect NTT Com’s efforts to realize a ubiquitous society.

Changes in Market Environment and Business Base

The current market for information and communications technologies (ICT) is extremely challenging with the rapid rise in popularity of VoIP (Voice over Internet Protocol), low-price VPN (Virtual Private Network) and other new services. In addition, the prices of network services continue to fall due to the shift from conventional telephone and leased-circuit services. Subsequent confusion and uncertainty in the market has resulted in strategic partnerships across industries to survive.

At the same time, as ICT becomes indispensable for both business and private activities, there is a boost for the need for one-stop services such as IP-convergence (of data and voice communications) and fixed-mobile convergence (of fixed and mobile communications).

Capitalizing on these market changes, NTT Com is working with companies both within and outside the NTT Group to create a ubiquitous environment that offers customers maximum one-stop service utility.

OVERVIEW OF OPERATIONS

As a Global IP Solution Company, NTT Com is strategically concentrating resources on five growth-oriented domains to create a new earnings base.

1. Ubiquitous Services

NTT Com’s newly added ubiquitous services provide one-stop, value-added solutions that link fixed-line and mobile wireless networks. NTT Com has begun market trials of “Smart Biz Kit,” which converges fixed-line and mobile communications to allow NTT DoCoMo’s third-generation FOMA® mobile handsets to access companies’ internal systems and the Internet, and implements security measures and other functions. NTT Com also uses fixed-mobile convergence to offer a corporate IP-telephone service using FOMA®.

In addition, a new “Click to Connect” service combines a network telephone directory and inexpensive IP-telephony.

2. Security Services

NTT Com provides comprehensive services that comply with international standards for Information Security Management Systems (ISMS). These range from consultation to installation and operation of state-of-the-art security systems. For corporate and government customers who need to comply with the Protection of Personal Information Law, NTT Com has introduced “PC Security Solution,” which combines such features as restricted access using IC cards, thin client, encryption and quarantine solutions to supplement NTT Com’s other security services. It also enhanced collaboration between sales and service development to facilitate one-stop sales and technical support services.

To address concerns of individual customers, NTT Com updated pattern files for the “OCN Virus Check” service and strengthened other security services.

3. Solution Services

NTT Com’s highly practical services are creating new business models and lifestyles. Corporate and government customers can raise efficiency and reduce the total cost of ownership through services that combine platforms for security, mobile communications, and more, as well as managed services ranging from network construction to server operation and monitoring. For individual customers, NTT Com actively promotes one-stop services such as “OCN Hikari with FLET’S,” a combination of OCN and “B FLET’S,” while enhancing service content, such as images and music distributed through “OCN Theater” and “OCN MUSIC STORE.” The company launched a videophone service between its IP videophone “.Phone Personal” and DoCoMo’s FOMA® mobile handsets for even greater convenience.

4. Network Management Services

NTT Com provides management solutions for sophisticated networks and ICT resources via seamless, secure and highly simplified one-stop services. NTT Com’s enhanced “Integrated VPN,” the optimized network solution that combines its lineup of VPN services and also offered additional bundled services combining systems integration and networks. One-stop “management outsourcing” for servers, routers and networks also proved successful.

For small offices/home offices (SOHO) and small and medium-sized businesses, NTT Com launched “Web Camera Package,” which offers a video camera and network in one for convenient video monitoring. The company also began providing “Customer Connect,” which allows a customer service center to be established without significant capital investment.

5. Global Services

NTT Com creates a seamless, full lineup of services to support multinational organizations. In India, where the number of multinational enterprises is increasing, NTT Com has become the first Japanese carrier to establish a local subsidiary, NTT Communications India Private Limited, to integrate local networks as well as solutions. NTT Com is leveraging its strengths to provide Tier 1 status Internet backbone and corporate data network services and has commenced a next-generation integrated network service, “Global Super Link,” which offers wide-area Ethernet closed network services in open networks. The company also launched “Arcstar Global Security Operation Service,” an outsourcing service covering rental, set up, operation and maintenance of security equipment in 88 countries to provide effective, economical security. Furthermore, the company’s high level of customer satisfaction and highly flexible support through its dedicated support team have been widely acclaimed, making NTT Com the first Japanese and Asian carrier to receive the Best Customer Care Award for its corporate customer support. The award is one of the World Communication Awards for global carriers and vendors sponsored by Terrapinn, an international media company.

OPERATIONAL RESULTS

Revenues for voice transmission services have grown due to strengthened service offerings and aggressive sales promotions, despite a challenging business climate. While revenues for data communications, excluding IP, are declining with the shift toward lower cost IP services, IP-related revenues are increasing steadily.

Overall, operating revenues increased while recurring profit decreased year on year, reflecting continued fierce market competition.

1. Voice Transmission Services (Excluding IP)

The severe market environment for voice transmission (excluding IP) continues due to intensifying competition from the shrinking fixed-line telephone market and the popularity of IP telephony. However, NTT Com made efforts to keep or increase revenues for domestic telephone services by offering such services as PL@TINUM LINE as well as providing various packaged solutions that anticipate customers’ needs. The company is also vigorously stepping up sales activities to increase market share and revenues from international fixed-line calls.

Operating revenues for voice transmission services, excluding IP services, rose 7.5% year on year, or 16.5 billion yen, to 236.5 billion yen.

2. IP Services

Revenues increased steadily amid strong demand for IP services. As of October 22, 2005, OCN subscribers topped 5 million due to aggressive promotion of broadband, including “OCN Hikari with FLET’S,” a one-stop service with “B FLET’S,” and enhanced security and content applications.

Operating revenues for IP services amounted to 150.0 billion yen, up 11.9% or 15.9 billion yen year on year.

3. Data Communications Services (Excluding IP)

Revenues for data communications services (excluding IP) decreased due to the migration towards lower cost IP-VPN and other VPN services that utilize the Internet. However, the company worked on maintaining revenues by providing simple and highly reliable services for customers who require quality, reliability and security.

Operating revenues for data communications services (excluding IP) totaled 91.5 billion yen, down 17.8% or 19.8 billion yen year on year.

4. Solution Services

Revenues are growing steadily as NTT Com actively develops high value-added services providing total solutions for facilities, such as data centers, and security and managed-services for monitoring and operations.

Operating revenues for solution services grew 20.9% year on year, or 9.3 billion yen, to 53.8 billion yen.

5. Other Services

Other operating revenues, mainly from equipment leases and product sales, totaled 15.9 billion yen, up 3.8% or 0.5 billion yen year on year.

*FOMA® is a registered trademark of NTT DoCoMo.

# # #

About NTT Com

NTT Communications is a subsidiary of Nippon Telegraph and Telephone (NTT) Corporation (NYSE: NTT), one of the world’s largest telecommunications companies. NTT Com provides high-quality, technologically advanced network management, security and solution services to consumers, corporations and governments on a global basis, with a special focus on the Asia-Pacific region. Its world-class backbone network, combined with the networks of partner companies around the world, offers access to more than 200 countries. NTT Com Group has 34 companies in the Asia-Pacific region, Europe and the Americas. For more information, please visit www.ntt.com

For More Information

(Mr.) Noboru Takeuchi, (Mr.) Makoto Inoue or (Mr.) Hidenori Tsuruta

Accounts and Finance Department

Tel. +81 3 6700 4311

IV. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2005	September 30, 2005	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets for telecommunications businesses
Property, plant and equipment	515,409	506,680	(8,728)
Machinery and equipment	169,185	172,594	3,408
Antenna facilities	7,669	7,350	(318)
Terminal equipment	3,680	3,474	(206)
Local line facilities	440	910	469
Long-distance line facilities	14,846	13,812	(1,034)
Engineering facilities	78,693	76,720	(1,973)
Submarine line facilities	10,084	8,321	(1,763)
Buildings	141,234	137,861	(3,373)
Construction in progress	10,370	10,219	(151)
Other	79,202	75,415	(3,786)
Intangible fixed assets	125,321	156,031	30,709
Total fixed assets for telecommunications businesses	640,730	662,711	21,981
Investments and other assets
Investment securities	77,394	128,410	51,015
Investments in subsidiaries and affiliated companies	152,220	106,521	(45,698)
Deferred income taxes	305,557	302,861	(2,695)
Other investments	58,896	87,315	28,419
Allowance for doubtful accounts	(363)	(317)	45
Total investments and other assets	593,705	624,791	31,086
Total fixed assets	1,234,435	1,287,503	53,067

Current assets:
Cash and bank deposits	61,084	52,852	(8,231)
Notes receivable	256	96	(160)
Accounts receivable, trade	176,443	151,356	(25,086)
Supplies	10,669	10,084	(584)
Other current assets	60,039	34,520	(25,519)
Allowance for doubtful accounts	(1,716)	(2,927)	(1,210)
Total current assets	306,776	245,983	(60,792)

TOTAL ASSETS	1,541,212	1,533,487	(7,725)

	(Millions of yen)
	March 31, 2005	September 30, 2005	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	678,813	719,357	40,544
Liability for employees’ severance payments	73,380	73,430	49
Other long-term liabilities	3,965	4,737	772
Total long-term liabilities	756,159	797,525	41,366

Current liabilities:
Current portion of long-term borrowings from parent company	82,530	70,063	(12,466)
Accounts payable, trade	60,265	32,818	(27,447)
Accounts payable, other	178,524	154,752	(23,772)
Accrued taxes on income	12,007	7,804	(4,203)
Other current liabilities	46,619	60,071	13,452
Total current liabilities	379,947	325,510	(54,436)

TOTAL LIABILITIES	1,136,107	1,123,036	(13,070)

SHAREHOLDERS’ EQUITY

Common stock	211,650	211,650	—

Capital surplus
Additional paid-in capital	119,149	119,149	—
Total capital surplus	119,149	119,149	—

Earned surplus
Unappropriated retained earnings for the period	41,231	35,303	(5,927)
Total earned surplus	41,231	35,303	(5,927)

Net unrealized gains (losses) on securities	33,074	44,347	11,272

TOTAL SHAREHOLDERS’ EQUITY	405,105	410,450	5,345

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,541,212	1,533,487	(7,725)

V. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Year ended March 31, 2005
Recurring profits and losses

Operating revenues and expenses

Telecommunications businesses
Operating revenues	480,849	497,567	16,718	968,438
Operating expenses	431,990	460,528	28,538	895,223
Operating income from telecommunications businesses	48,858	37,038	(11,820)	73,214
Related businesses
Operating revenues	44,539	50,313	5,773	121,634
Operating expenses	45,433	52,957	7,523	124,972
Operating losses from related businesses	(893)	(2,643)	(1,750)	(3,338)
Operating income	47,965	34,394	(13,570)	69,876

Non-operating revenues and expenses

Non-operating revenues:	13,439	16,130	2,690	26,166
Interest income	666	1,233	566	1,539
Dividends received	792	2,502	1,709	982
Lease income	9,696	9,425	(270)	18,945
Miscellaneous income	2,284	2,969	685	4,699
Non-operating expenses:	14,611	12,439	(2,171)	28,082
Interest expenses	7,390	6,907	(483)	14,468
Lease expenses	6,149	4,122	(2,026)	9,024
Miscellaneous expenses	1,071	1,409	338	4,589
Recurring profit	46,793	38,085	(8,708)	67,959

Special profits and losses

Special profits	—	22,327	22,327	4,094
Special losses	—	37,725	37,725	25,022
Income before Income taxes	46,793	22,687	(24,106)	47,032
Corporation, inhabitant, and enterprise taxes	21,270	22,965	1,695	37,420
Deferred tax expenses (benefits)	(2,200)	(3,112)	(912)	(15,000)
Net income	27,723	2,834	(24,889)	24,612
Unappropriated retained earnings brought forward	16,618	32,469	15,851	16,618
Unappropriated retained earnings for the period	44,342	35,303	(9,038)	41,231

VI. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of Yen)
	Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2005
Voice transmission services revenues (excluding the amounts of IP services revenues)	220,002	236,522	16,519	7.5%	440,655
IP services revenues	134,072	150,007	15,934	11.9%	278,315
Open Computer Network services revenues*	65,676	69,228	3,552	5.4%	133,475
IP-Virtual Private Network services revenues*	30,425	34,558	4,132	13.6%	63,198
Wide-Area Ethernet services revenues*	15,883	20,631	4,747	29.9%	35,086
Data communications revenues (excluding the amounts of IP services revenues)	111,409	91,549	(19,860)	(17.8%)	212,751
Leased circuit services revenues*	70,194	58,736	(11,457)	(16.3%)	135,642
Solution services revenues	44,506	53,813	9,306	20.9%	125,829
Others	15,396	15,988	591	3.8%	32,520

Total operating revenues	525,389	547,880	22,491	4.3%	1,090,072

*	Partial listing only

VII. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

		(Millions of yen)
		Six months ended September 30, 2004	Six months ended September 30, 2005	Increase (Decrease)	Year ended March 31, 2005
I	Cash flows from operating activities:
	Income before income taxes	46,793	22,687	(24,106)	47,032
	Depreciation and amortization	60,489	59,869	(620)	123,494
	Loss on disposal of property, plant and equipment	1,901	2,356	455	13,822
	Increase (decrease) in allowance for doubtful accounts	(29)	1,165	1,195	(325)
	Increase (decrease) in liability for employees’ severance payments	(223)	49	273	(1,035)
	Write-off of investments in affiliated companies	—	37,725	37,725	25,022
	(Increase) decrease in accounts receivable	34,386	32,741	(1,645)	(3,934)
	(Increase) decrease in inventories	(670)	584	1,254	(2,225)
	Increase (decrease) in accounts payable and accrued expenses	(40,759)	(62,357)	(21,598)	25,228
	Increase (decrease) in accrued consumption tax payable	713	1,872	1,158	(269)
	Other	(1,864)	(28,643)	(26,779)	10,044
	Sub-total	100,737	68,051	(32,685)	236,854

	Interest and dividends received	1,304	3,535	2,231	2,222
	Interest paid	(7,581)	(7,024)	557	(14,733)
	Income taxes received (paid)	9,143	(37,216)	(46,359)	9,159

	Net cash provided by (used in) operating activities	103,602	27,346	(76,256)	233,503

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(68,023)	(64,350)	3,673	(155,158)
	Proceeds from sale of property, plant and equipment	1,539	2,814	1,274	3,011
	Acquisition of investment securities	(0)	(2,512)	(2,511)	(1,603)
	Proceeds from sale of investment securities	13	674	660	7,728
	Payments for long-term loans	(6,643)	(26,659)	(20,015)	(8,783)
	Proceeds from long-term loans receivable	296	23,947	23,651	409
	(Increase) decrease in short-term loan	(1,191)	(555)	635	(365)
	Other	297	1,020	723	(34)

	Net cash provided by (used in) investing activities	(73,711)	(65,620)	8,091	(154,794)

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	6,643	56,659	50,015	8,783
	Payments for settlement of long-term debt	(4,139)	(31,297)	(27,157)	(98,297)
	Net increase (decrease) in short-term borrowings	(2,190)	13,355	15,546	15,246
	Dividends paid	(8,811)	(8,700)	111	(8,811)

	Net cash provided by (used in) financing activities	(8,498)	30,017	38,515	(83,078)

IV	Effect of exchange rate changes on cash and cash equivalents	(5)	25	30	9
V	Net increase (decrease) in cash and cash equivalents	21,387	(8,231)	(29,618)	(4,359)
VI	Cash and cash equivalents at beginning of period	65,444	61,084	(4,359)	65,444

VII	Cash and cash equivalents at end of period	86,831	52,852	(33,978)	61,084

NTT Communications Major Services

“Myline” carrier-selection services

	As of March 31, 2005	As of September 30, 2005
Myline registrations for inter-prefuctural long distance calls	25,153,000 (subscriber market share: 60.7%)	25,830,000 (subscriber market share: 63.7%)
Myline registrations for international calls	21,388,000 (subscriber market share: 57.3%)	22,184,000 (subscriber market share: 60.5%)

Traffic

	April 1, 2004 to March 31, 2005	As of September 30, 2005
Traffic* Number of calls	8.04 billion	**
Duration of calls	360 million hours	**
* Calls for NTT Com’s specific numbers and inter-prefectural calls. Does not include free dial and interconnected calls. ** Not yet available.
“OCN” Internet access services

	As of March 31, 2005	As of September 30, 2005
OCN service subscribers	4,640,000	4,950,000

Main network services for business customers

	As of March 31, 2005	As of September 30, 2005
Business customers of main network services	354,000	364,000
Leased circuits	41,000	38,000
Frame relay/Cell relay	39,000	34,000
IP-VPN	93,000	100,000
OCN Internet access	150,000	157,000
Ethernet services (e-VLAN)	22,000	25,000

Data centers

	As of March 31, 2005	As of September 30, 2005
Collocation service users	460	470
Data centers*	67 in Japan 27 overseas	67 in Japan 26 overseas
Total size of domestic data centers	Approx. 56,000m2	Approx. 56,000m2

Note:    Domestic centers are those that have applied for Information Security management System approval.

November 9, 2005

Nippon Telegraph and Telephone Corporation

Supplementary Data for

The Six Months Ended September 30, 2005

The forecasts included herein are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this release were derived using certain assumptions that are indispensable for making projections in addition to facts that have been ascertained in the past and recognized accurately. Risks and uncertainties inherent in future projections, NTT’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures. The projected figures included herein (including revenue and cost details) are provided for the reference of investors. NTT group makes no representation or warranty as to the accuracy or completeness of these figures.

1. Number of Subscribers

	(thousands)
	A As of Mar. 31, 2005	B As of Jun. 30, 2005	C As of Sept. 30, 2005		D As of Mar. 31, 2006		[Ref.] As of Mar. 31, 2006
					(Revised Forecast)		(Forecast when previous annual results were announced)
				Change		Change
				C-A		D-A
Telephone Subscriber Line	50,321	49,603	49,028	(1,294)	46,284	(4,037)	46,148
NTT East	24,925	24,576	24,285	(639)	22,664	(2,261)	22,664
NTT West	25,396	25,026	24,742	(654)	23,620	(1,776)	23,484
INS-Net	8,467	8,320	8,186	(282)	7,418	(1,049)	7,354
NTT East	4,425	4,356	4,288	(137)	3,845	(581)	3,845
NTT West	4,042	3,964	3,898	(144)	3,573	(468)	3,509
INS-Net 64	7,885	7,735	7,599	(286)	6,865	(1,020)	6,802
NTT East	4,056	3,985	3,917	(139)	3,498	(559)	3,498
NTT West	3,829	3,749	3,682	(147)	3,367	(461)	3,305
INS-Net 1500	58	59	59	0	55	(3)	55
NTT East	37	37	37	0	35	(2)	35
NTT West	21	21	22	0	21	(1)	20
Telephone Subscriber Line + INS-Net	58,788	57,923	57,213	(1,575)	53,702	(5,086)	53,502
NTT East	29,350	28,933	28,573	(777)	26,509	(2,841)	26,509
NTT West	29,438	28,991	28,640	(798)	27,194	(2,245)	26,994
FLET’S ISDN	769	727	691	(78)	536	(233)	536
NTT East	413	392	373	(40)	263	(150)	263
NTT West	356	335	318	(38)	273	(83)	273
FLET’S ADSL	5,208	5,439	5,576	368	5,808	600	5,808
NTT East	2,833	2,922	2,971	138	3,033	200	3,033
NTT West	2,374	2,516	2,605	231	2,774	400	2,774
B FLET’S	1,665	1,991	2,356	691	3,465	1,800	3,465
NTT East	885	1,086	1,301	416	1,885	1,000	1,885
NTT West	779	905	1,055	275	1,579	800	1,579
Optical IP Phone Services	4	32	140	136	1,600	1,596	1,600
NTT East	4	30	100	97	1,000	996	1,000
NTT West	0	1	40	40	600	600	600
Conventional Leased Circuit	464	449	440	(24)	419	(44)	376
NTT East	240	232	227	(14)	216	(24)	203
NTT West	223	217	213	(10)	203	(20)	174
High Speed Digital	386	371	350	(36)	309	(77)	273
NTT East	211	203	192	(20)	167	(44)	169
NTT West	175	168	158	(17)	142	(33)	104
NTT Group Major ISPs	6,882	7,105	7,306	425	7,700	818	7,500
OCN*	4,640	4,794	4,950	310	5,200	560	5,000
Plala*	1,930	2,000	2,060	130	2,150	220	2,200
Cellular	48,825	49,430	49,904	1,079	50,900	2,075	50,700
FOMA*	11,501	13,710	16,770	5,269	23,500	11,999	24,100
i-mode	44,021	44,659	45,139	1,118	46,300	2,279	46,200
FOMA*	11,353	13,514	16,464	5,111	—	—	—
PHS	1,314	1,150	987	(327)	740	(574)	800

Notes :	1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).
	3	No. of B FLET’S includes FLET’s Hikari Premium provided by NTT West.
	4	No. of Optical IP Phone Services is calculated by No. of thousand channels.
	5	NTT Group Major ISPs include WAKWAK, InfoSphere, in addition to OCN and Plala.
	6	No. of DoPa single service subscribers is included in the No. of mova subscribers. DoPa single service subscribers are 544 thousand as of Mar. 31, 2005, 582 thousand as of Jun. 30, 2005, 680 thousand as of Mar. 31, 2006 (Revised forecast), and 730 thousand as of Mar. 31, 2006 (forecast when previous annual results were announced).
	*	Partial listing only.

2. Number of Employees

	A As of Sept. 30, 2004	B As of Sept. 30 2005		D As of Mar. 31, 2006	[Ref.] As of Mar. 31, 2006
			Change	(Revised Forecast)	(Forecast when previous annual results were announced)
			B-A
NTT Consolidated	216,350	211,600	(4,750)	198,500	198,650

Core Group Companies
NTT (Holding)	2,850	2,800	(50)	2,750	2,750
NTT East	14,900	8,400	(6,500)	8,150	13,850
NTT West	13,750	13,050	(700)	12,150	12,300
NTT Communications	7,850	7,750	(100)	7,650	7,650
NTT DATA (Consolidated)	18,900	20,450	1,550	19,850	19,250
NTT DoCoMo (Consolidated)	22,100	22,200	100	21,550	21,650

(Reference) “Outsourcing Companies”
East Outsourcing Companies	48,750	47,650	(1,100)	45,750	44,600
West Outsourcing Companies	53,350	51,200	(2,150)	48,700	48,650

Notes :	1	Figures for NTT Consolidated do not include the No. of employees who retired / will retire at the end of a fiscal year and were rehired / will be rehired at the beginning of the next fiscal year.

	2	Figures for East Outsourcing Companies and West Outsourcing Companies include figures for companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired / will rehire at the end of a fiscal year and were rehired / will be rehired at the beginning of next fiscal year, as described below:

		-	At the end of fiscal year ended Mar. 31, 2006 [Revised Forecast] (East Outsourcing Companies : 2,650 employees, West Outsourcing Companies : 2,350 employees)

		-	At the end of fiscal year ending Mar. 31, 2006 [Forecast when previous annual results were announced] (East Outsourcing Companies : 2,450 employees, West Outsourcing Companies : 2,350 employees)

	3	Because of the structural reform of East Outsourcing Companies in Jul. 1, 2005, 5,000 employees moved from NTT East to East Outsourcing Companies, 650 employees moved from NTT East to NTT ME, and 4,000 employees moved from East Outsourcing Companies to NTT ME. The number of employees of NTT ME is 900 as of Sept. 30, 2004 and 5,350 as of Sept. 30, 2005.

3. Capital Investment

	(billions of yen)
	A Six Months ended Sept. 30 2004	B Six Months ended Sept. 30 2005		D Fiscal year ending Mar. 31, 2006	[Ref.] Fiscal year ending Mar. 31, 2006
			Change	(Revised Forecast)	(Forecast when previous annual results were announced)
			B-A
NTT Consolidated	948.3	1,019.6	71.3	2,130.0	2,050.0

Subsidiaries
NTT (Holding)	7.7	9.2	1.5	21.0	21.0
NTT East	184.4	187.1	2.6	420.0	400.0
NTT West	166.6	216.0	49.4	410.0	380.0
NTT Communications	59.3	83.9	24.6	163.0	160.0
NTT DATA (Consolidated)	49.0	57.6	8.6	105.0	105.0
NTT DoCoMo (Consolidated)	433.1	405.9	(27.2)	871.0	848.0

Notes :	1	Capital Investments of NTT East, NTT West, and NTT Communications for fiscal year ending Mar. 31, 2006 (Revised Forecast) include : 257 billion yen for voice transmission, 50 billion yen for data transmission, 90 billion yen for leased circuit, 1 billion yen for telegraph, 4 billion yen for R&D facilities, and 18 billion yen for Joint Facilities, etc. for NTT East; 254 billion yen for voice transmission, 57 billion yen for data transmission, 85 billion yen for leased circuit, 1 billion yen for telegraph, 3 billion yen for R&D facilities, and 10 billion yen for Joint Facilities, etc. for NTT West; and 59 billion yen for voice transmission, 18 billion yen for data transmission, 3 billion yen for leased circuit, 48 billion yen for R&D facilities, and 35 billion yen for Joint Facilities, etc. for NTT Communications.
	2	Capital Investments of NTT East and NTT West for fiscal year ending Mar. 31, 2006 (Revised Forecast) include approximately 180 billion yen for optical fiber related investment in NTT East, and approximately 160 billion yen for optical fiber related investment in NTT West. Coverage rates of optical fiber are 85% for NTT East and 84% for NTT West as of Mar. 31, 2006 (Revised Forecast).

4. Financial Results and Projections (NTT Consolidated, NTT (Holding))

	(billions of yen)
	A Six Months ended Sept. 30 2004	B Six Months ended Sept. 30, 2005		C Fiscal year ending Mar. 31, 2006	[Ref.] Fiscal year ending Mar. 31, 2006
			change	(Revised Forecast)	(Forecast when previous annual results were announced)
			B-A
NTT Consolidated (US GAAP)
Operating Revenues	5,321.6	5,231.5	(90.1)	10,705.0	10,590.0
Fixed Voice Related Services	1,801.0	1,701.2	(99.8)	—	—
Mobile Voice Related Services	1,614.9	1,580.6	(34.3)	—	—
IP/Packet Communications Services	876.0	947.5	71.5	—	—
Sales of Telecommunications Equipment	353.8	283.7	(70.1)	—	—
System Integration	388.1	402.9	14.8	—	—
Other	287.8	315.6	27.8	—	—
Operating Expenses	4,533.8	4,468.1	(65.7)	9,545.0	9,540.0
Cost of Sevices (exclusive of items shown separately below)	1,092.7	1,063.4	(29.3)	—	—
Cost of equipment sold (exclusive of items shown separately below)	622.0	573.7	(48.3)	—	—
Cost of systems integration (exclusive of items shown separately below)	241.3	247.6	6.2	—	—
Depreciation and amortization	1,052.7	1,023.6	(29.1)	—	—
Impairment loss	—	3.4	3.4	—	—
Selling, general and administrative expenses	1,525.1	1,556.4	31.3	—	—
Operating Income	787.8	763.4	(24.4)	1,160.0	1,050.0
Income before Income Taxes	774.2	833.6	59.5	1,255.0	1,080.0
Net Income	344.6	330.7	(13.8)	525.0	440.0

(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	1,005.5	971.2	(34.3)	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	2,274.1	2,298.7	24.6	—	—
Loss on disposal of property, plant and equipment	87.9	56.7	(31.2)	—	—
Other expenses	113.6	114.5	0.9	—	—
Total	3,481.1	3,441.1	(40.0)	—	—

NTT (Holding) (JPN GAAP)
Operating Revenues	200.1	192.3	(7.7)	337.0	340.0
Operating Expenses	78.9	77.5	(1.4)	169.0	169.0
Operating Income	121.1	114.8	(6.2)	168.0	171.0
Non-Operating Revenues	35.4	31.8	(3.6)	63.0	64.0
Non-Operating Expenses	31.2	28.0	(3.1)	57.0	58.0
Recurring Profit	125.3	118.6	(6.7)	174.0	177.0
Net Income	408.9	339.6	(69.2)	395.0	174.0

4. Financial Results and Projections (NTT East, NTT West)

	(billions of yen)
	A Six Months ended Sept. 30 2004	B Six Months ended Sept. 30, 2005		C Fiscal year ending Mar. 31, 2006	[Ref.] Fiscal year ending Mar. 31, 2006
			change	(Revised Forecast)	(Forecast when previous annual results were announced)
			B-A
NTT East (JPN GAAP)
Operating Revenues	1,071.4	1,049.9	(21.4)	2,093.0	2,012.0
Voice Transmission Services (excluding IP)	713.8	661.9	(51.8)	1,271.0	1,208.0
IP Services	98.0	127.1	29.1	281.0	295.0
Leased Circuit (excluding IP)	105.1	98.5	(6.5)	183.0	158.0
Telegraph	13.1	12.7	(0.3)	25.0	25.0
Others	73.7	82.8	9.1	333.0	326.0
Related Business	67.5	66.6	(0.9)
Operating Expenses	1,023.5	1,002.8	(20.6)	2,026.0	1,997.0
Personnel	103.5	86.8	(16.6)	161.0	195.0
Cost of services and equipment sold, and selling, general and administrative expenses	623.7	613.9	(9.7)	1,284.0	1,250.0
Depreciation and amortization	232.9	247.9	14.9	456.0	427.0
Loss on disposal of property, plant and equipment	23.9	15.3	(8.5)	50.0	50.0
Taxes and public dues	39.4	38.8	(0.6)	75.0	75.0
Operating Income	47.9	47.1	(0.8)	67.0	15.0
Non-Operating Revenues	27.9	30.8	2.8	64.0	54.0
Non-Operating Expenses	22.4	21.4	(0.9)	51.0	44.0
Recurring Profit	53.4	56.4	2.9	80.0	25.0
Net Income	31.3	34.0	2.6	48.0	15.0

NTT West (JPN GAAP)
Operating Revenues	1,029.1	1,005.0	(24.1)	2,020.0	1,966.0
Voice Transmission Services (excluding IP)	697.3	643.3	(53.9)	1,245.0	1,213.0
IP Services	82.4	108.7	26.2	232.0	248.0
Leased Circuit (excluding IP)	87.4	85.0	(2.3)	170.0	151.0
Telegraph	14.7	14.3	(0.3)	30.0	28.0
Others	74.2	81.9	7.6	343.0	326.0
Related Business	72.9	71.5	(1.4)
Operating Expenses	981.1	978.9	(2.2)	1,989.0	1,962.0
Personnel	97.5	90.5	(7.0)	181.0	182.0
Cost of services and equipment sold, and selling, general and administrative expenses	605.9	618.8	12.9	1,270.0	1,244.0
Depreciation and amortization	214.5	210.5	(3.9)	417.0	408.0
Loss on disposal of property, plant and equipment	26.2	22.6	(3.5)	49.0	55.0
Taxes and public dues	36.9	36.3	(0.6)	72.0	73.0
Operating Income	47.9	26.0	(21.9)	31.0	4.0
Non-Operating Revenues	26.4	26.5	0.0	50.0	51.0
Non-Operating Expenses	21.0	21.9	0.9	41.0	40.0
Recurring Profit	53.4	30.6	(22.7)	40.0	15.0
Net Income	31.5	19.1	(12.4)	25.0	9.0

Notes :	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the six months ended Sept. 30, 2005 include Monthly Charges, Call Rates and Interconnection Rates of 406.3 billion yen, 96.2 billion yen and 109.7 billion yen, and 395.1 billion yen, 93.5 billion yen and 108.2 billion yen, respectively.

4. Financial Results and Projections (NTT Communications, NTT Data, NTT DoCoMo)

	(billions of yen)
	A Six Months ended Sept. 30 2004	B Six Months ended Sept. 30, 2005		C Fiscal year ending Mar. 31, 2006	[Ref.] Fiscal year ending Mar. 31, 2006
			change	(Revised Forecast)	(Forecast when previous annual results were announced)
			B-A
NTT Communications (JPN GAAP)
Operating Revenues	525.3	547.8	22.4	1,121.0	1,081.0
Voice Transmission Services (excluding IP)	220.0	236.5	16.5	466.0	407.0
IP Services	134.0	150.0	15.9	308.0	333.0
Data Transmission Services (excluding IP)	111.4	91.5	(19.8)	176.0	164.0
Leased Circuit*	70.1	58.7	(11.4)	114.0	105.0
Solutions Business	44.5	53.8	9.3	171.0	177.0
Others	15.3	15.9	0.5
Operating Expenses	477.4	513.4	36.0	1,059.0	1,023.0
Personnel	42.9	42.7	(0.2)	86.0	87.0
Cost of services and equipment sold, and selling, general and administrative expenses	231.0	243.2	12.2	829.0	785.0
Communication Network Charges	134.6	159.1	24.4
Depreciation and amortization	59.3	58.7	(0.5)	120.0	125.0
Loss on disposal of property, plant and equipment	3.3	3.1	(0.2)	11.0	13.0
Taxes and public dues	6.0	6.4	0.3	13.0	13.0
Operating Income	47.9	34.3	(13.5)	62.0	58.0
Non-Operating Revenues	13.4	16.1	2.6	28.0	24.0
Non-Operating Expenses	14.6	12.4	(2.1)	25.0	22.0
Recurring Profit	46.7	38.0	(8.7)	65.0	60.0
Net Income	27.7	2.8	(24.8)	13.0	34.0
(Ref.) Revenues by Principal Services
Voice Transmission Services	229.8	243.3	13.5	480.0	425.0
Data Transmission Services	168.1	175.9	7.8	355.0	373.0
Leased Circuit	70.1	58.7	(11.4)	114.0	105.0
Others	12.6	19.4	6.7	172.0	178.0
Related Business	44.5	50.3	5.7
NTT Data Consolidated (JPN GAAP)
Operating Revenues	381.7	389.6	7.8	880.0	880.0
Systems Integration Business	304.8	306.0	1.2	706.0	706.0
Network System Business	28.1	30.7	2.5	60.0	60.0
Others	85.1	93.0	7.9	193.0	193.0
Elimination or corporate	(36.2)	(40.2)	(4.0)	(79.0)	(79.0)
Cost of Sales	290.9	290.9	(0)	665.0	665.0
Gross Profit	90.8	98.6	7.8	215.0	215.0
Selling and General Expense	73.8	81.7	7.8	170.0	170.0
Operating Income	16.9	16.9	(0)	45.0	45.0
Non-Operating Income (loss)	(3.4)	(1.6)	1.8	(4.0)	(4.0)
Recurring Profit	13.5	15.3	1.7	41.0	41.0
Net Income	8.1	9.4	1.2	27.0	27.0
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	2,452.0	2,373.5	(78.5)	4,784.0	4,805.0
Wireless Services	2,163.8	2,151.0	(12.8)	4,262.0	4,194.0
Cellular Services	2,095.1	2,085.6	(9.6)	4,127.0	4,066.0
Voice	1,556.2	1,539.2	(17.1)	3,025.0	3,010.0
FOMA*	187.5	506.6	319.1	1,167.0	1,202.0
Packet Communications	538.9	546.4	7.5	1,102.0	1,056.0
FOMA*	96.3	258.7	162.3	608.0	594.0
PHS	31.5	23.2	(8.3)	41.0	41.0
Others	37.2	42.2	5.0	94.0	87.0
Equipment sales	288.1	222.5	(65.7)	522.0	611.0
Operating Expenses	1,906.5	1,815.1	(91.4)	3,954.0	3,995.0
Personnel	125.0	122.7	(2.3)	252.0	251.0
Cost of services and equipment sold, and selling, general and administrative expenses	1,221.1	1,135.5	(85.6)	2,498.0	2,550.0
Depreciation and amortization	340.3	339.1	(1.2)	753.0	740.0
Impairment loss	—	0.4	0.4	—	—
Loss on disposal of property, plant and equipment	14.8	11.8	(3.0)	43.0	43.0
Communication Network Charges	187.6	186.9	(0.7)	371.0	374.0
Taxes and public dues	17.7	18.6	0.9	37.0	37.0
Operating Income	545.4	558.4	12.9	830.0	810.0
Non-Operating Income (loss)	(0.3)	74.7	75.0	112.0	64.0
Income before Tax	545.2	633.1	87.9	942.0	874.0
Net Income	335.2	385.3	50.1	604.0	533.0

Note:	1	Operating Revenues of NTT Communications for the six months ended Sept. 30, 2005 include revenues from telephone subscriber lines (135.0 billion yen) for Voice Transmission Services (excluding IP), revenues from OCN (69.2 billion yen), IP-VPN (34.5 billion yen) and e-VLAN (20.6 billion yen) for IP Services, revenues from Frame Relay / Cell Relay (11.7 billion yen) for Data Transmission, and revenues from conventional leased circuits (5.7 billion yen) and high-speed digital (28.7 billion yen) for Leased Circuit.
	2	For periods beginning after Mar. 31, 2005 of NTT DoCoMo, Quickcast services revenues, which were presented separately in the past, are included in “Others,” and international services revenues, which were previously included in “Others,” are included in “Cellular services”. However, international services revenues related to FOMA are not included in FOMA revenues for the six months ended Sept. 30, 2004 because the necessary information was not previously maintained. (Quickcast services revenues are reclassified and included in “Others” for the six months ended September 30, 2004).

	*	Partial listing only.

5. Average monthly revenue per unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees). We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(yen)
	Year Ended Mar. 31, 2005	1st Quarter Ended Jun. 30, 2005	2nd Quarter Ended Sept. 30, 2005	Six months Ended Sept. 30, 2005	Year Ending Mar. 31, 2006	Year Ending Mar. 31, 2006
		(From Apr. to Jun., 2005)	(From Jul. to Sept., 2005)	(From Apr. to Sept., 2005)	(Revised forecast)	(Forecast when previous annual results were announced)

NTT East
Telephone Subscriber Lines ARPU	2,920	2,770	2,780	2,770	2,760	2,690
ISDN Subscriber Lines ARPU	5,510	5,550	5,540	5,540	5,530	5,260
NTT West
Telephone Subscriber Lines ARPU	2,830	2,670	2,690	2,680	2,670	2,640
ISDN Subscriber Lines ARPU	5,480	5,400	5,390	5,400	5,360	5,160
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	7,200	6,940	7,050	7,000	6,850	6,770
Voice ARPU (FOMA+mova)	5,330	5,120	5,170	5,150	5,000	4,990
Packet ARPU (FOMA+mova)	1,870	1,820	1,880	1,850	1,850	1,780
i-mode ARPU (FOMA+mova)*	1,870	1,810	1,870	1,840	1,840	1,770
ARPU generated purely from i-mode (FOMA+mova)	2,060	1,990	2,050	2,020	2,010	1,930
Cellular Aggregate ARPU (FOMA)	9,650	9,090	9,050	9,070	8,660	8,550
Voice ARPU (FOMA)	6,380	5,990	5,970	5,980	5,670	5,700
Packet ARPU (FOMA)	3,270	3,100	3,080	3,090	2,990	2,850
i-mode ARPU (FOMA)*	3,220	3,070	3,050	3,060	2,960	2,820
ARPU generated purely from i-mode (FOMA)	3,260	3,110	3,100	3,100	3,010	2,870
Cellular Aggregate ARPU (mova)	6,800	6,190	6,140	6,170	5,910	5,800
Voice ARPU (mova)	5,160	4,820	4,810	4,810	4,650	4,600
i-mode ARPU (mova)	1,640	1,370	1,330	1,360	1,260	1,200
ARPU generated purely from i-mode (mova)	1,850	1,550	1,510	1,530	1,420	1,360

Notes :	1 We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.

-        ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET’S ADSL charges attributable to our telephone subscriber lines services.

-        ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET’S ISDN charges attributable to our ISDN.

2 Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines.

3       In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

4       From the three months ended Jun. 30, 2005, calls from fixed telephones of NTT East or West to mobile phones with a dialing Carrier Identification Code are billed on end-to-end basis and amounts are recorded as call rate revenues of NTT East or West.

5 We compute ARPU for our cellular business using two aggregate measures.

- Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

-        Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). In particular, i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

- Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-        Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). In particular, i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

- Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

-        Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

6 We show ARPU for our i-mode using two aggregate measures.

- i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.

- ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.

7       International service-related revenues in cellular business, which had not been included in previous reports, have been included in the Cellular ARPU data calculation for the fiscal year ending Mar. 31, 2006, due to its growing contribution to total revenues. International service-related Cellular ARPU included in the Cellular ARPU results for the 1st quarter ended Jun. 30, 2005 are 30 yen for Cellular Aggregate ARPU (FOMA+mova), 60 yen for Cellular Aggregate ARPU (FOMA), and 20 yen for Cellular Aggregate ARPU (mova); those for 2nd quarter ended Sept. 30 2005 are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova); those for six months ended Sept. 30, 2005 are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 60 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova); and forecasts for the fiscal year ending Mar. 31, 2006 are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova). Cellular ARPU data in previous reports does not include International service-related revenues, but Cellular Aggregate ARPU (FOMA+mova) generated from International services for the relevant periods is 20 yen for the fiscal year ended Mar. 31, 2005.

8       No. of DoPa single service subscribers, which had not been included in previous reports, has been included in the No. of mova subscribers from the results for the first six months of the fiscal year ending Mar. 31, 2005 in order to standardize the definition of subscribers used by all the mobile operators in Japan. DoPa single service subscribers and the revenues thereof are not included in the ARPU calculations.

9 No. of active subscribers used in ARPU calculation are as below.

- FY Results & Forecast: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Mar.

- 1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

- 2Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jul. to Sept.

- Six Months Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Sept.

** active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

* Partial listing only.

6. Interest-Bearing Liabilities (Consolidated)

	(billions of yen)
	As of Mar. 31, 2005		As of Sept. 30, 2005		As of Mar. 31, 2006		[Ref.] As of Mar. 31, 2006
					(Revised Forecast)		(Forecast when previous annual results were announced)
Interest-Bearing Liabilities	5,525.8		5,628.1		5,470.0		5,430.0
7. Indices (Consolidated)
	Fiscal Year ended Mar. 31, 2005		Six months ended Sept. 30, 2005		Fiscal Year ending Mar. 31, 2006		[Ref.] Fiscal Year ending Mar. 31, 2006
					(Revised Forecast)		(Forecast when previous annual results were announced)
Operating Income	1,211.2	billion yen	763.4	billion yen	1,160.0	billion yen	1,050.0	billion yen
EBITDA Margin	32.8%		35.0%		31.7%		30.9%
Operating FCF	1,482.2	billion yen	810.2	billion yen	1,261.0	billion yen	1,219.0	billion yen
ROCE	5.8%		—		5.6%		5.0%
Note : The reconciliation of Indices are as follows.
	Fiscal Year ended Mar. 31, 2005		Six months ended Sept 30, 2005		Fiscal Year ending Mar. 31, 2006		[Ref.] Fiscal Year ending Mar. 31, 2006
					(Revised Forecast)		(Forecast when previous annual results were announced)
EBITDA Margin [(c/d)X100]	32.8%		35.0%		31.7%		30.9%
a Operating Income	1,211.2	billion yen	763.4	billion yen	1,160.0	billion yen	1,050.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,328.4	billion yen	1,066.4	billion yen	2,231.0	billion yen	2,219.0	billion yen
c EBITDA (a+b)	3,539.6	billion yen	1,829.8	billion yen	3,391.0	billion yen	3,269.0	billion yen
d Operating Revenues	10,805.9	billion yen	5,231.5	billion yen	10,705.0	billion yen	10,590.0	billion yen

Operating FCF [(c-d)]	1,482.2	billion yen	810.2	billion yen	1,261.0	billion yen	1,219.0	billion yen
a Operating Income	1,211.2	billion yen	763.4	billion yen	1,160.0	billion yen	1,050.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,328.4	billion yen	1,066.4	billion yen	2,231.0	billion yen	2,219.0	billion yen
c EBITDA (a+b)	3,539.6	billion yen	1,829.8	billion yen	3,391.0	billion yen	3,269.0	billion yen
d Capital Investment	2,057.4	billion yen	1,019.6	billion yen	2,130.0	billion yen	2,050.0	billion yen

ROCE [(b/c)X100]	5.8%		—		5.6%		5.0%
a Operating Income	1,211.2	billion yen	—		1,160.0	billion yen	1,050.0	billion yen
(Normal Statutory Tax Rate)	41%		—		41%		41%
b Operating Income X(1-Normal Statutory Tax Rate)	715.7	billion yen	—		684.4	billion yen	619.5	billion yen
c Operating Capital Employed	12,307.0	billion yen	—		12,217.7	billion yen	12,421.7	billion yen

Note :	Figures for consolidated capital investment is the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in reconciliation below.

	(billions of yen)
	Year Ended Mar. 31, 2005	Six Months Ended Sept. 30, 2005 (From Apr. to Sept., 2005)
NTT Consolidated Capital Investment	2,057.4	1,019.6
Payments for property, plant and equipment	1,611.0	909.9
Acquisition of intangible and other assets	543.7	187.5
Other differences	(97.3)	(77.8)